EXHIBIT 2.8

EXECUTION COPY

STOCK PURCHASE AGREEMENT

among

EAGLE ROCK ENERGY PARTNERS, L.P.
(“Purchaser”),

STANOLIND HOLDINGS, L.P.
(“Seller”)

and

STANOLIND OIL AND GAS CORP.
(the “Company”)

EXHIBITS
    Exhibit A — Earnest Money Escrow Agreement
    Exhibit B — Form of Defect and Warranties Escrow Agreement
    Exhibit C — Forms of Goodwill Protection Agreement, with exhibit

 SCHEDULES
            Company Disclosure Schedule

iii

STOCK PURCHASE AGREEMENT

This Stock Purchase Agreement is made and entered into as of April 2, 2008, by and among Eagle Rock Energy Partners, L.P., a Delaware limited partnership (“Purchaser”); Stanolind Holdings, L.P., a Texas limited partnership (“Seller”); and Stanolind Oil and Gas Corp., a Delaware corporation (the “Company”; Purchaser, Seller and the Company, individually, a “Party”, and, collectively, the “Parties”).

Recitals

A.            Purchaser desires to buy and Seller desires to sell all of the issued and outstanding capital stock of the Company, upon the terms and subject to the conditions set forth in this Agreement.

B.            Purchaser and Seller desire to make certain representations, warranties, covenants and agreements in connection with such purchase and sale of stock provided for in this Agreement and also to prescribe various conditions to such purchase and sale of stock.

C.            The Company desires to join in the execution of this Agreement for the purpose of evidencing consent to the consummation of the foregoing transaction and for the purpose of making certain representations and warranties to and covenants and agreements with Purchaser.

IN CONSIDERATION of the recitals and the mutual covenants and agreements set forth in this Agreement, the Parties hereby agree as follows:

ARTICLE I
DEFINITIONS

Section 1.1  Defined Terms

. As used in this Agreement, each of the following terms has the meaning given in this Section 1.1 or in the Sections referred to below:

“Accountant” means Elms, Faris & Company, LLP, Midland, Texas.

“Accounts Receivable” has the meaning specified in Section 3.2(kk).

“Advisory Services Agreement” means the Advisory Services, Reimbursement and Indemnification Agreement, effective as of August 30, 2004, between the Company and NGP.

“Affiliate” means, with respect to any Person, each other Person that directly or indirectly (through one or more intermediaries or otherwise) controls, is controlled by, or is under common control with such Person; provided, however, that Seller, the Company and Stanolind Operating Corp. shall not be considered Affiliates of Purchaser, and Purchaser, its direct and indirect subsidiaries and its general partner and the owners of its general partner, will not be considered Affiliates of each other, by virtue of their common ownership and common control by NGP.

“Aggregate Defect Threshold” has the meaning specified in Section 5.10(b)(ii).

“Agreement” means this Stock Purchase Agreement, as amended, supplemented or modified from time to time.

“Allocated Values” means the allocation of values for all of the assets of the Company shown in Section 1.1 of the Company Disclosure Schedule.

“Base Purchase Price” has the meaning specified in Section 2.3.

“CERCLA” means the Comprehensive Environmental Response, Compensation and Liability Act, as amended.

“CERCLIS” means the Comprehensive Environmental Response, Compensation and Liability Information System List.

“Closing” means the closing and consummation of the transactions contemplated by this Agreement.

“Closing Date” means April 30, 2008, or such later date as may be mutually agreed by the Parties.

“Closing Statement” has the meaning specified in Section 5.12.

“COBRA” means the requirements of Part 6 of Subtitle B of Title I of ERISA and Code Section 4980B and of any similar state law.

“Code” means the Internal Revenue Code of 1986, as amended.

“Company” has the meaning specified in the introductory paragraph to this Agreement.

“Company Certificate” means a certificate representing shares of Company Common Stock.

“Company Common Stock” means the common stock, par value of $.01 per share, of the Company.

“Company Credit Agreement” means the Credit Agreement, entered into effective as of December 15, 2004, among the Company, Bank of America, N.A., successor by merger to Fleet National Bank, as Administrative Agent, and the other financial institution parties thereto, as amended by First Amendment to Credit Agreement, dated April 7, 2005, Second Amendment to Credit Agreement, dated June 29, 2007, and Third Amendment to Credit Agreement, dated January 18, 2008.

“Company Disclosure Schedule” means the Disclosure Schedule of the Company delivered in connection with this Agreement and any documents listed on such Disclosure Schedule and expressly incorporated therein by reference.

“Company Employee Benefit Plans” has the meaning specified in Section 3.2(n)(i).

“Company Financial Statements” means the audited consolidated financial statements of the Company and its Subsidiaries (including the related notes) as of and for the year ended December 31, 2006; and the unaudited (and when delivered, the audited) consolidated financial statements of the Company and its Subsidiaries (including the related notes) as of, and for the year ended, December 31, 2007.

“Company Indemnified Parties” has the meaning specified in Section 5.7.

“Company Permits” has the meaning specified in Section 3.2(q).

“Company Representative” means any director, officer, employee, agent, advisor (including legal, accounting and financial advisors) or other representative of the Company.

“Confidentiality Agreement” means the letter agreement entered into the 27th day of November, 2007, between Purchaser and Seller relating to Seller’s furnishing of information to Purchaser in connection with Purchaser’s evaluation of the possibility of acquiring the Company.

“Confidentiality and Noncompete Agreements” means the Confidentiality and Noncompete Agreements, dated as of August 30, 2004, among Seller, the Company and each of Randy L. Stevens, William L. Porter, Michael L. Stewart and David Farmer.

“Damages” means any and all liabilities, damages and losses, and all costs or expenses, including costs of investigation and defense and reasonable attorneys’ and consultants’ fees and expenses incurred in respect of Third Party claims or claims between or among the Parties, but excluding special, incidental, indirect, consequential, punitive or exemplary damages (unless such amount is recovered from an Indemnified Party pursuant to a claim by a Third Party).

“Debt” means, for any Person, without duplication:  (a) all obligations of such Person for borrowed money, (b) all obligations of such Person evidenced by bonds, debentures, notes or other similar instruments, (c) all indebtedness of such Person on which interest charges are customarily paid or accrued, (d) all Guarantees of such Person, (e) the unfunded or unreimbursed portion of all letters of credit issued for the account of such Person, (f) the present value of all obligations in respect of leases that are capitalized on the books and records of such Person, (g) all obligations of such Person representing the deferred purchase price of property or services purchased by such Person other than trade payables incurred in the ordinary course of business and which are not more than 90 days past invoice date (which trade payables are current liabilities for purposes of calculating Working Capital), (h) all indebtedness, liabilities and obligations secured by a Lien (other than a Permitted Encumbrance) on the assets of such Person whether or not such indebtedness, liability or obligation is otherwise non-recourse to such Person, and (i) all liabilities of such Person as a general partner or joint venturer for obligations of the nature described in (a) through (h) preceding.

“December 31 Financial Statements” has the meaning specified in Section 5.11(e).

“Defects Escrow” has the meaning specified in Section 5.10(c)(ii).

“Defects and Warranties Escrow” has the meaning specified in Section 2.2.

“Defects and Warranties Escrow Agreement” has the meaning specified in Section 2.2.

“Defensible Title” means such right, title and interest that (a) with respect to an Ownership Interest in any lease, unit or well reflected in Section 1.1 of the Company Disclosure Schedule: (i) is evidenced by an instrument or instruments filed of record in accordance with the conveyance and recording laws of the applicable jurisdiction to the extent necessary to give the Company and Purchaser, through its ownership of the Company Common Stock, the right to enjoy the benefits of possession of (x) the presently producing formation in such Ownership Interest and (y) any other depths in such Ownership Interests  to which value has been allocated by Purchaser as shown in Section 1.1 of the Company Disclosure Schedule, based on the title to such Ownership Interest as it exists on the date of this Agreement (subject to royalties, overriding royalties, net profits interests or other burdens on or measured by production of oil and gas resulting in the NRI reflected in Section 1.1 of the Company Disclosure Schedule) throughout the duration of the productive life of the relevant lease, unit or well, and with respect to any specific Ownership Interest not yet earned under a farmout agreement, is described in and subject to a farmout agreement, identified in Section 1.1 of the Company Disclosure Schedule, containing terms and provisions reasonably consistent with terms and provisions used in the domestic oil and gas business and under which there exists no default by the Company and which is identified on the Company Disclosure Schedule; (ii) is free and clear of all Liens, with the exception of Permitted Encumbrances and except as disclosed in Section 1.1 of the Company Disclosure Schedule; and (iii) obligates the Company or any of its Subsidiaries to bear a percentage of the costs and expenses of the maintenance and development of, and operations relating to the specific Ownership Interest that is not greater than the interest set forth in Section 1.1 of the Company Disclosure Schedule, based on the title to the Ownership Interest as it exists on the date of this Agreement, without increase throughout the productive life of such Ownership Interest,  except as reflected in Section 1.1 of the Company Disclosure Schedule, and (b) with respect to all other assets such title that is good and defensible and is free and clear of all Liens, with the exception of Permitted Encumbrances.

“Direct Claim” has the meaning specified in Section 5.21(c).

“Earnest Money Escrow” has the meaning specified in Section 2.2.

“Earnest Money Escrow Agreement” has the meaning specified in Section 2.2(a).

“Effective Date” means 12:01 a.m., January 1, 2008.

“Environmental Defect” has the meaning specified in Section 5.10(a).

“Environmental Law” means any law, common law, ordinance, regulation or policy of any Governmental Authority, as well as any order, decree, permit, judgment or injunction issued, promulgated, approved, or entered thereunder, relating to the environment, health and safety, Hazardous Material (including the use, handling, transportation, production, disposal, discharge or storage thereof), industrial hygiene, or the environmental conditions on, under, or about any real property owned, leased or operated at any time by the Company or any of its Subsidiaries.  Environmental Laws include the Clean Air Act, as amended, the Federal Water Pollution Control Act, as amended, the Rivers and Harbors Act of 1899, as amended, the Safe Drinking Water Act of 1980, as amended, CERCLA, the Superfund Amendments and Reauthorization Act of 1986, as amended, RCRA, the Hazardous and Solid Waste Amendments Act of 1984, as amended, the Toxic Substances Control Act, as amended, the Occupational Safety and Health Act, as amended, the Hazardous Materials Transportation Act, as amended, and any other federal, state and local law whose purpose is to conserve or protect human health, the environment, wildlife or natural resources.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended from time to time and the regulations promulgated thereunder.

“Escrow Agent” means Wells Fargo Bank, National Association, Houston, Texas.

“Escrow Agreement” has the meaning specified in Section 2.2.

“Estimated Adjustments” has the meaning specified in Section 5.12.

“Excess” has the meaning specified in Section 5.12.

“Excluded Assets” has the meaning specified in Section 2.4.

“Expiring Acreage” has the meaning specified in Section 9.18.

“Final Adjustments” has the meaning specified in Section 5.12.

“GAAP” means generally accepted accounting principles, as recognized by the U.S. Financial Accounting Standards Board (or any generally recognized successor).

“Goodwill Protection Agreements” means the agreements referred to in Section 6.2(d).

“Governmental Authority” means any national, state, county or municipal government, domestic or foreign, or any agency, board, bureau, commission, court, department or other instrumentality of any such government.

“Guaranty” by any Person means any obligation, contingent or otherwise, of such Person directly or indirectly guaranteeing any Debt or other obligation of any other Person and, without limiting the generality of the foregoing, any obligation, direct or indirect, contingent or otherwise, of such Person (a) to purchase or pay (or advance or supply funds for the purchase or payment of) such Debt or other obligation (whether arising by virtue of partnership arrangements, by agreements to keep-well, to purchase assets, goods, securities or services, to take-or-pay,  or  to  maintain financial  statement  conditions, by  “comfort letter” or other similar undertaking of support of otherwise); or (b) entered into for the purpose of assuring in any other manner  the  obligee  of  such  Debt  or other obligation of the payment thereof or to protect such obligee against loss in respect thereof (in whole or in part); provided, that the term “Guaranty” shall not include endorsements for collection or deposit in the ordinary course of business. For purposes of this Agreement, the amount of any Guaranty shall be the maximum amount that the guarantor could be legally required to pay under such Guaranty.

“Hazardous Material” means (a) any “hazardous substance,” as defined by CERCLA; (b) any “hazardous waste” or “solid waste,” in either case as defined by RCRA; (c) any solid, hazardous, dangerous or toxic chemical, material, waste or substance, within the meaning of and regulated by any Environmental Law; (d) any asbestos-containing materials in any form or condition; (e) any polychlorinated biphenyls in any form or condition; (f) petroleum, Hydrocarbons, or any fractions or byproducts thereof; or (g) any air pollutant which is so designated by the U.S. Environmental Protection Agency as authorized by the Clean Air Act.

“Hedging Transaction” means any transaction involving a Product Hedging Contract.

“Hydrocarbons” means oil, condensate, gas, casinghead gas and other liquid or gaseous hydrocarbons.

“Indemnified Party” has the meaning specified in Section 5.21(a).

“Indemnifying Party” has the meaning specified in Section 5.21(a).

“Individual Defect Threshold” has the meaning specified in Section 5.10(b)(i).

“Investment” in any Person means any investment, whether by means of securities purchase (whether by direct purchase from such Person or from an existing holder of securities of such Person), loan, advance, extension of credit, capital contribution or otherwise, in or to such Person, the Guaranty of any Debt or other obligation of such Person, or the subordination of any claim against such Person to other Debt or other obligation of such Person; provided, that “Investments” shall not include advances made to employees of such Person for reasonable travel, entertainment and similar expenses incurred in the ordinary course of business.

 “Lien” means any lien, mortgage, security interest, pledge, deposit, restriction, burden, encumbrance, rights of a vendor under any title retention or conditional sale agreement, or lease or other arrangement substantially equivalent thereto, but does not include any production payment obligation.

 “Material Adverse Effect” means (a) when used with respect to the Company, a result or consequence that would materially adversely affect the condition (financial or otherwise), results of operations or business of the Company and its Subsidiaries, taken as a whole, or the aggregate value of the assets of the Company and its Subsidiaries, taken as a whole, would materially impair the ability of the  Company or any of its Subsidiaries to own, hold, develop or operate its assets, or would impair the Company’s ability to perform its obligations hereunder or consummate the transactions contemplated hereby or prevent or materially delay the performance of this Agreement, excluding, however, changes resulting from commodity price movements, normal oilfield operating, drilling and producing occurrences or changes resulting from legislation, regulatory action or general economic conditions that may impact the energy industry; and (b) when used with respect to Purchaser, a result or consequence that would materially adversely affect its ability to perform its obligations hereunder or consummate the transactions contemplated hereby or prevent or materially delay the performance of this Agreement.

“Material Agreement” means any written or oral agreement, contract, commitment, or understanding to which a Person is a party, by which such Person is directly or indirectly bound, or to which any assets of such Person may be subject (other than oil, gas and mineral leases, oil and gas leases and joint operating agreements), involving consideration with a total value in excess of $50,000 (a) which is not cancelable by such Person upon notice of 60 days or less without liability for further payment other than nominal penalty, (b) pursuant to which such Person acquires any material portion of the raw materials, supplies or services used or consumed by such Person in the operation of their respective businesses (unless such raw materials, supplies or services are readily available to such Person from other sources on comparable terms), or (c) pursuant to which such Person derives any material part of its revenues.

“NGP” means Natural Gas Partners VII, L.P., a Delaware limited partnership.

“NRI” means the fractional interest in Hydrocarbons produced from or allocated to a well or unit that the Company or its Subsidiaries, as the case may be, is entitled to receive, including any royalties or overriding royalties that the Company owns, after deduction of all royalties, overriding royalties and other burdens and payments out of production that burden the Company's interest.

“Oil and Gas Interest(s)” means (a) direct and indirect interests in and rights with respect to Hydrocarbons, minerals and related properties and assets of any kind and nature, direct or indirect, including working interests, production payments, operating rights, net profits interests, carried interests, and any non-WI's and non-operating interests, but excluding mineral, royalty and overriding royalty interests listed in Section 2.4 of the Company Disclosure Schedule; (b) interests in and rights with respect to Hydrocarbons and other minerals or revenues therefrom and contracts in connection therewith and claims and rights thereto (including oil and gas leases, operating agreements, unitization and pooling agreements and orders, division orders, transfer orders, mineral deeds, royalty deeds, oil and gas sales, exchange and processing contracts and agreements and, in each case, interests thereunder), surface interests, fee interests, servitudes, reversionary interests, reservations and concessions; (c) easements, rights of way, licenses, permits, leases, and other interests associated with, appurtenant to, or necessary for the operation of any of the foregoing; and (d) interests in equipment and machinery (including well equipment and machinery), oil and gas production, gathering, transmission, compression, treating, processing and storage facilities (including tanks, tank batteries, pipelines and gathering systems), pumps, water plants, electric plants, gasoline and gas processing plants, salt water disposal wells and related equipment, refineries and other tangible personal property and fixtures associated with, appurtenant to, or necessary for the operation of any of the foregoing.  References in this Agreement to the “Oil and Gas Interests of the Company” or “Company’s Oil and Gas Interests” mean the collective Oil and Gas Interests of the Company and its Subsidiaries.

“Ownership Interests” means the ownership interests of the Company and its Subsidiaries in their assets (other than Excluded Assets), as set forth in Section 1.1 of the Company Disclosure Schedule which, in the case of the Company's Oil and Gas Interests, are designated as "NRI" and "WI".

 “Party” or “Parties” has the meaning specified in the recitals to this Agreement.

 “Permitted Encumbrances” means (a) Liens for Taxes, assessments or other governmental charges or levies if the same shall not at the particular time in question be due and delinquent or (if foreclosure, distraint sale or other similar proceedings shall not have been commenced or, if commenced, shall have been stayed) are being contested in good faith by appropriate proceedings; (b) Liens of carriers, warehousemen, mechanics, laborers, materialmen, landlords, vendors, workmen and operators arising by operation of law in the ordinary course of business or by a written agreement existing as of the date hereof and necessary or incident to the exploration, development, operation and maintenance of Hydrocarbon properties and related facilities and assets for sums not yet due or being contested in good faith by appropriate proceedings; (c) Liens incurred in the ordinary course of business in connection with workers’ compensation, unemployment insurance and other social security legislation (other than ERISA) which would not, individually or in the aggregate, result in a Material Adverse Effect on the Company; (d) Liens incurred in the ordinary course of business to secure the performance of bids, tenders, trade contracts, leases, statutory obligations, surety and appeal bonds, performance and repayment bonds and other obligations of a like nature; (e) Liens, easements, rights of way, restrictions, servitudes, permits, conditions, covenants, exceptions, reservations and other similar encumbrances incurred in the ordinary course of business or existing on property not materially impairing the value of the assets of the Company and its Subsidiaries, taken as a whole, or interfering with the ordinary conduct of the business of the Company and its Subsidiaries, taken as a whole, or rights to any of their assets; (f) Liens created or arising by operation of law to secure the Company's obligations as a purchaser of oil and gas; (g) all rights to consent by, required notices to, filings with, or other actions by Governmental Authorities to the extent customarily obtained subsequent to closing; (h) farmout, carried working interest, joint operating, unitization, royalty, overriding royalty, sales and similar agreements relating to the exploration or development of, or production from, Hydrocarbon properties entered into in the ordinary course of business; (i) any defects, irregularities or deficiencies in title to the Oil and Gas Interests of the Company or any of its Subsidiaries that do not reduce the Company's or its Subsidiaries’ NRI, or increase the Company's or its Subsidiaries’ WI, in any Oil and Gas Interest of the Company set forth in Section 1.1 of the Company Disclosure Schedule; (j) title problems or title requirements commonly encountered in the oil and gas business which would not be considered material by a reasonably prudent operator engaged in the business of owning, developing and operating oil and gas properties with knowledge of all the facts and appreciation of their legal significance and giving due consideration to the existence and duration of pay status; (k) preferential rights to purchase and Third Party Consents (to the extent not triggered by the consummation of the transaction contemplated by this Agreement); (l) the terms and provisions of leases and other documents and instruments affecting title disclosed in Section 1.1 of the Company Disclosure Schedule; (m) valid, subsisting and applicable laws, rules and orders of any Governmental Authorities; and (n) Liens described in Section 1.1 of the Company Disclosure Schedule.

“Person” (whether or not capitalized) means any natural person, corporation, company, limited or general partnership, joint stock company, joint venture, association, limited liability company, limited liability partnership, trust, bank, trust company, land trust, business trust or other entity or organization, whether or not a Governmental Authority.

“Product Hedging Contract” means any agreement providing for options, swaps, floors, caps, collars, forward sales or forward purchases involving commodities or commodity prices, or indexes based on any of the foregoing and any other similar agreement or arrangement.

“Proposed Adjustments” has the meaning specified in Section 5.12.

“Purchase Price” has the meaning specified in Section 2.3.

“Purchaser” has the meaning specified in the introductory paragraph of this Agreement.

“RCRA” means the Resource Conservation and Recovery Act of 1976, as amended.

“Representative” means any director, officer, manager, employee, agent, advisor (including legal, accounting and financial advisors), Affiliate or other representative of such Person or its Subsidiaries.

“Responsible Officer” means, with respect to any corporation or other entity having officers, the Chief Executive Officer, President, Chief Operating Officer, Chief Financial Officer or any Vice President of such corporation or entity.

“Rights Agreement” means the Voting and Transfer Restriction Agreement, dated as of August 30, 2004, by and among the Company, Seller, NGP, and certain other parties.

“SEC” means the U.S. Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended.

“Seller” has the meaning specified in the introductory paragraph of this Agreement.

“Shares” has the meaning specified in Section 2.1.

“Shortfall” has the meaning specified in Section 5.12.

“Subsidiaries” or “Subsidiary” means, with respect to any Person, each entity as to which such Person (either alone or through or together with any other Subsidiary of such Person) (i) owns beneficially or of record or has the power to vote or control, 50 percent or more of the voting securities of such entity or of any class of equity interests of such entity the holders of which are ordinarily entitled to vote for the election of the members of the board of directors or other persons performing similar functions, (ii) in the case of partnerships, serves as a general partner, (iii) in the case of a limited liability company, serves as a managing member or owns a majority of the equity interests or (iv) otherwise has the ability to elect a majority of the directors, trustees or managing members thereof.

“Tax Returns” has the meaning specified in Section 3.2(p).

“Taxes” means taxes of any kind, levies or other like assessments, customs, duties, imposts, charges or fees, including income, gross receipts, ad valorem, value added, excise, real or personal property, asset, sales, use, federal royalty, license, payroll, transaction, capital, net worth and franchise taxes, estimated taxes, withholding, employment, social security, workers’ compensation, utility, severance, production, unemployment compensation, occupation, premium, windfall profits, transfer and gains taxes or other governmental taxes imposed or payable to the United States or any state, local or foreign governmental subdivision or agency thereof, and in each instance such term shall include any interest, penalties or additions to tax attributable to any such Tax, including penalties for the failure to file any Tax Return or report.

“Third Party” means any Person other than the Company, Purchaser or Seller.

“Third Party Consent” means the consent or approval of any Third Party.

“Title Defect” has the meaning specified in Section 5.10(a).

“Transition Services Agreement” means the agreement referred to in Section 6.2(e).

“Treasury Regulations” means the regulations promulgated by the U.S. Treasury Department under the Code.

“Warranties Escrow” has the meaning specified in Section 2.2(b).

“WI” means the fractional interest of the costs and expenses associated with the exploration, development and operation of a well or unit that the Company or its Subsidiaries, as the case may be, is obligated to bear.

“Working Capital” means all current assets minus all current liabilities, each as calculated in accordance with GAAP; provided, however, that Working Capital shall specifically (a) exclude any receivables and payables created or incurred in connection with Excluded Assets (as they shall be Excluded Assets and Excluded Liabilities) and (b) exclude any Hedging Transaction, any liabilities or obligations associated with the Company Credit Agreement and any deferred taxes.

Section 1.2  References and Titles. All references in this Agreement to Exhibits, Schedules, Articles, Sections, subsections and other subdivisions refer to the corresponding Exhibits, Schedules, Articles, Sections, subsections and other subdivisions of or to this Agreement unless expressly provided otherwise. Titles appearing at the beginning of any Articles, Sections, subsections or other subdivisions of this Agreement are for convenience only, do not constitute any part of this Agreement, and shall be disregarded in construing the language hereof. The words “this  Agreement,”   “herein,”   “hereby,”   “hereunder”   and  “hereof,”  and  words of similar import, refer to this Agreement as a whole and not to any particular subdivision unless expressly so limited.  The words “this Article,” “this Section” and “this subsection,” and words of similar import, refer only to the Article, Section or subsection hereof in which such words occur.  The word “or” is not exclusive, and the word “including” (in its various forms) means including without limitation. Pronouns in masculine, feminine or neuter genders shall be construed to state and include any other gender, and words, terms and titles (including terms defined herein) in the singular form shall be construed to include the plural and vice versa, unless the context otherwise requires.

As used in the representations and warranties contained in this Agreement, the phrase “to the knowledge” of the representing Party or similar variations thereof  shall mean that Responsible Officers of such representing Person, individually or collectively, either (a) have knowledge that the matter being represented and warranted is true and accurate or (b) would reasonably be expected to have knowledge of the matter based on similarly situated Persons within similar companies operating under similar circumstances.

ARTICLE II
PURCHASE AND SALE

Section 2.1  Agreement to Purchase and Sell. At the Closing, Seller shall sell, transfer, convey, assign, and deliver to Purchaser, and Purchaser shall purchase, acquire and accept from Seller, all of the issued and outstanding shares of Company Common Stock (the “Shares”) upon the terms and subject to the conditions set forth in this Agreement.  Seller shall at Closing deliver to Purchaser Company Certificates for all of the Shares, free and clear of all Liens, claims, charges, restrictions, equities or encumbrances of any kind, other than restrictions arising   under the Securities  Act  and   other   applicable   securities   laws,   which   Company Certificates shall be duly endorsed to Purchaser or accompanied by duly executed stock powers in a form satisfactory to Purchaser.

               Section 2.2  Escrow Deposit.

(a)            Earnest Money Escrow Deposit.  Contemporaneous with the execution of this Agreement, Purchaser will deposit the sum of $3,950,000, representing five percent  of the Base Purchase Price (the “Earnest Money Escrow”), with the Escrow Agent pursuant to the terms and conditions of an Earnest Money Escrow Agreement in form and substance substantially identical to that attached hereto as Exhibit A (the “Earnest MoneyEscrow Agreement”). If the Parties consummate the purchase and sale of the Shares in accordance with the terms hereof, the Earnest Money Escrow funds shall be applied to the Purchase Price in accordance with the terms of this Agreement and the Earnest Money Escrow Agreement. If the Closing does not occur, the Earnest Money Escrow funds shall be paid to Purchaser in accordance with Section 7.2 unless the provisions of Section 7.3 require the payment thereof to Seller, in which event the Earnest Money Escrow funds will be paid to Seller.

(b)            Defects and Warranties Escrow Deposit.  Contemporaneously with the Closing, Purchaser will deposit (i) an amount equal to the amount attributable to Title Defects and Environmental Defects pursuant to Section 5.10(c)(ii) (the “Defects Escrow”) and (ii) an amount equal to 10% of the Base Purchase Price as provided in Section 5.10 (the “Warranties Escrow” and together with the Defects Escrow, the “Defects and Warranties Escrow”), with the Escrow Agent pursuant to the terms and conditions of a Defects and Warranties Escrow Agreement in form and substance substantially identical to that attached hereto as Exhibit B (the “Defects and Warranties Escrow Agreement”).

Section 2.3  Payments on Closing; Adjustments to Purchase Price.  At the Closing on the Closing Date, Purchaser shall, in consideration for good and defensible title to the Company Shares, free and clear of all Liens, claims, charges, restrictions or encumbrances of any kind, other than restrictions arising under the Securities Act and other applicable securities laws, pay to Seller in cash by wire transfer in immediately available federal funds the aggregate amount of $79,000,000 (the “Base Purchase Price”), plus or minus the adjustments to the Base Purchase Price determined pursuant to Section 5.6,Section 5.10, Section 5.11 and Section 5.12 (the Base Purchase Price, as so adjusted, is the “Purchase Price”). The Purchase Price shall be funded in part by the Earnest Money Escrow (pursuant to Section 2.2) and shall be diverted from full payment at the Closing to Seller, in part, to fund the Defects Escrow, if applicable, and the Warranties Escrow, as described in Section 2.2(b).

Section 2.4  Excluded Assets/Excluded Liabilities. The assets listed in Section 2.4 of the Company Disclosure Schedule (which shall include any undeveloped Oil and Gas Interests described in Section 2.4 of the Company Disclosure Schedule) and the other assets identified in this Agreement as excluded assets (collectively with any other assets that become excluded assets under Section 5.10(c) or Section 5.10(d), and any receivables or other assets that are created on account of said assets, the “Excluded Assets”) will be, prior to or at Closing, sold, assigned, distributed or otherwise transferred by the Company or its Subsidiaries to Seller or its nominee; provided, however, any asset that becomes an Excluded Asset under Section 5.10(c) or Section 5.10(d) shall be assigned by the Company or its Subsidiary after the Closing.  Excluded Assets will not include any undeveloped Oil and Gas Interests described in Section 9.18 of the Company Disclosure Schedule. All obligations, debts, or liabilities incurred in connection with or associated with the Excluded Assets (and any other known or unknown, choate or inchoate, claims, obligations, debts or other liabilities that accrue or arise from the ownership or operation of the Excluded Assets at any time in the history of the Company or its Subsidiaries, the “Excluded Liabilities”) shall be assumed by Seller or its nominee without any reservation as of the Closing.  None of the representations or warranties set forth in this Agreement or any of the other provisions of this Agreement shall be applicable to the Excluded Assets and Excluded Liabilities.  Notwithstanding anything to the contrary in the foregoing, all Taxes, if any, resulting from the transfer of the Excluded Assets shall be considered an Excluded Liability only after utilization of the Company's available tax attribute carry forwards.

Section 2.5  Closing. The Closing shall take place on the Closing Date at 9:00 a.m. at the offices of Lynch, Chappell & Alsup, Midland, Texas, or at such other time and place as is agreed by Purchaser and Seller.  At the Closing,

(a) Seller shall deliver or cause to be delivered to Purchaser:

(i)	stock certificates representing all of the Shares endorsed in blank or accompanied by separate stock powers and the certificates referred to in Section 6.2(a) and Section 6.2(b);

(ii)	the releases and other documents described in Section 5.9;

(iii)	the delivery of the consents described on Section 3.2(e) of the Company Disclosure Schedule;

(iv)	recordable releases and terminations covering all Liens on the Oil and Gas Interests owned by the Company or its Subsidiaries arising under the Company Credit Agreement;

(v)	evidence of the resignation or removal of all of the directors and officers of the Company and its Subsidiaries;

(vi)	the Goodwill Protection Agreements as described in Section 6.2(d);

(vii)	the Transition Services Agreements as described in Section 6.2(e); and

(viii)	Evidence of assignment of the Excluded Assets to, and assumption of the Excluded Liabilities by, Seller.

(b) Purchaser shall deliver or cause to be delivered to Seller:

(i)	the Purchase Price (subject to Section 2.3 and Section 5.14);

(ii)	the certificates referred to in Section 6.3(a) and Section 6.3(b);

(iii)	the Goodwill Protection Agreements as described in Section 6.2(d); and

(iv)	Transition Services Agreements as described in Section 6.2(e).

Section 2.6  Taking of Necessary Action; Further Action. Seller and Purchaser shall use all reasonable efforts to take all such actions as may be necessary or appropriate in order to effectuate the Closing as promptly as commercially practicable. Further, the Parties agree (a) to furnish upon request to each other such further information, (b) to execute and deliver to each other such other documents, and (c) to do such other acts and things, all as any other Party may reasonably request for the purpose of carrying out the intent of this Agreement; provided that the party requesting any such information, documents or other acts and things shall bear and be responsible for all costs and expenses associated with any such request.

ARTICLE III
REPRESENTATIONS AND WARRANTIES OF
SELLER AND THE COMPANY

Section 3.1  Representations of Seller. Seller hereby represents and warrants to Purchaser as follows:

           (a)            Organization of Seller.  Seller (i) is a limited partnership duly organized and validly existing under the laws of the State of Texas, and (ii) has the requisite power and authority to own, lease and operate its properties and to conduct its business as it is presently being conducted.

            (b)            Authority and Enforceability. Seller has the requisite power and authority to enter into and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized by all necessary partnership action on the part of Seller, and no other partnership proceedings on the part of Seller are necessary to authorize the execution or delivery of this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by Seller and (assuming that this Agreement constitutes a valid and binding obligation of Purchaser) constitutes a valid and binding obligation of Seller enforceable against Seller in accordance with its terms.

            (c)            No Violations. The execution and delivery of this Agreement do not, and the consummation of the transactions contemplated hereby and compliance by Seller with the provisions hereof will not, conflict with, result in any violation of or default (with or without notice or lapse of time or both) under, give rise to a right of termination, cancellation or acceleration of any obligation or to the loss of a material benefit under, or result in the creation of any Lien on any of the properties or assets of Seller under any provision of (i) Seller’s organizational documents, (ii) any loan or credit agreement, note, bond, mortgage, indenture, lease, permit, concession, franchise, license or other agreement or instrument applicable to Seller, or (iii) assuming the consents, approvals, authorizations, permits, filings and notifications referred to in Section 3.2(e) are duly and timely obtained or made, any judgment, order, decree, statute, law, ordinance, rule or regulation applicable to Seller or its properties or assets.

            (d)            Title to Shares. Seller is (and at the Closing will be) the sole record and beneficial owner of, and upon consummation of the transactions contemplated hereby Purchaser will acquire, the Shares, free and clear of all Liens, other than (i) those that may arise by virtue of any actions taken by or on behalf of Purchaser or its Affiliates or (ii) restrictions on transfer that may be imposed by federal or state securities laws.

Section 3.2  Representations of the Company. The Company hereby represents and warrants to Purchaser as follows:

(a) Organization of the Company. The Company (i) is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware, (ii) has the requisite corporate power and authority to own, lease and operate its properties and to conduct its business as it is presently being conducted, and (iii) is duly qualified to do business as a foreign corporation and is in good standing in the State of Texas and in each other jurisdiction where the character of the properties owned or leased by it or the nature of its activities makes such qualification necessary (except where any failure to be so qualified or to be in good standing would not, individually or in the aggregate, have a Material Adverse Effect on the Company). Copies of the certificate of incorporation and bylaws of the Company have heretofore been made available to Purchaser, and such copies are accurate and complete as of the date hereof.

(b) Organization of the Subsidiaries. The Company’s sole Subsidiary (i) is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware, (ii) has the requisite corporate power and authority to own, lease and operate its properties and to conduct its business as it is presently being conducted, and (iii) is duly qualified to do business as a foreign corporation and is in good standing in the State of Texas and in each other jurisdiction where the character of the properties owned or leased by it or the nature of its activities makes such qualification necessary (except where any failure to be so qualified or to be in good standing would not, individually or in the aggregate, have a Material Adverse Effect on the Subsidiaries).  Copies of the certificate of incorporation and bylaws of such Subsidiary have heretofore been made available to Purchaser, and such copies are accurate and complete as of the date hereof.

(c) Authority and Enforceability. The Company has the requisite corporate power and authority to enter into and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action on the part of the Company and no other corporate proceedings on the part of the Company are necessary to authorize the execution or delivery of this Agreement or to the consummation of the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by the Company and (assuming that this Agreement constitutes a valid and binding obligation of Purchaser) constitutes a valid and binding obligation of the Company enforceable against the Company in accordance with its terms.

(d) No Violations. The execution and delivery of this Agreement do not, and the consummation of the transactions contemplated hereby and compliance by the Company with the provisions hereof will not, conflict with, result in any violation of or default (with or without notice or lapse of time or both) under, give rise to a right of termination, cancellation or acceleration of any obligation or to the loss of a material benefit under, or result in the creation of any Lien on any of the properties or assets of the Company or any of its Subsidiaries under any provision of (i) its certificate of incorporation or bylaws, (ii) any loan or credit agreement, note, bond, mortgage, indenture, lease, permit, concession, franchise, license or other agreement or instrument applicable to the Company, or (iii) assuming the consents, approvals, authorizations, permits, filings and notifications referred to in Section 3.2(e) are duly and timely obtained or made, any judgment, order, decree, statute, law, ordinance, rule or regulation applicable to the Company or its properties or assets, other than (x) in the case of clause (ii) above, any such conflict, violation, default, right, loss or Lien that may arise under the Company Credit Agreement, and (y) in the case of clause (ii) or (iii) above, any such conflict, violation, default, right, loss or Lien that, individually or in the aggregate, would not have a Material Adverse Effect on the Company.

(e) Consents and Approvals. No consent, approval, order or authorization of, registration, declaration or filing with, or permit from, any Governmental Authority is required by or with respect to the Company in connection with the execution and delivery of this Agreement by the Company or the consummation by the Company of the transactions contemplated hereby, except for the following: (i) any such consent, approval, order, authorization, registration, declaration, filing or permit which the failure to obtain or make would not, individually or in the aggregate, have a Material Adverse Effect on the Company; and (ii) such filings and approvals as may be required by any securities, corporate or other law, rule or regulation. Except as set forth in Section 3.2(e) of the Company Disclosure Schedule, no Third Party Consent is required by or with respect to the Company in connection with the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby, except for (x) any such Third Party Consent which the failure to obtain would not, individually or in the aggregate, result in a loss of any Ownership Interest and/or an increase in any of the Company’s obligations or liabilities having an individual value of  $50,000 or more and (y) any consent, approval or waiver required by the terms of the Company Credit Agreement.

(f) Financial Statements. The Company Financial Statements (including the related notes) were prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto and the unaudited financial statements are not accompanied by notes or other textual disclosure required by GAAP) and fairly present, in accordance with GAAP (in the case of the unaudited statements, subject to normal, recurring adjustments), the consolidated financial position of the Company and its Subsidiaries as of their respective dates and the consolidated results of operations and the consolidated cash flows of the Company and its Subsidiaries for the periods presented therein. Since December 31, 2007, no event has occurred and no condition exists which has had or would have a Material Adverse Effect on the Company. Neither the Company nor any of its Subsidiaries is a party to any off-balance sheet arrangement. All material transactions have been properly recorded in the accounting records underlying the Company Financial Statements. To the knowledge of the Company, no member of management of the Company or any of its Subsidiaries has committed any act of fraud, and neither the Company nor any of its Subsidiaries has received or otherwise had or obtained knowledge of any complaint, allegation, assertion or claim, whether written or oral, alleging fraud or suspected fraud by the Company or any of its Subsidiaries. Except as set forth in Section 3.2(f) of the Company Disclosure Schedule, there is no significant deficiency or material weakness in the design or operation of internal control over financial reporting of the Company or any of its Subsidiaries.

(g) Capital Structure.

(i)	The authorized capital stock of the Company consists of 10 shares of Company Common Stock.

(ii)	There are issued and outstanding 10 shares of Company Common Stock.

(iii)
There are issued and outstanding (1) no other shares of capital stock or other voting securities of the Company, (2) no securities of the Company or any other Person convertible into or exchangeable or exercisable for shares of capital stock or other voting securities of the Company, and (3) no subscriptions, options, warrants, calls, rights (including preemptive rights), commitments, understandings or agreements to which the Company is a party or by which it is bound obligating the Company to issue, deliver, sell, purchase, redeem or acquire shares of capital stock or other voting securities of the Company (or securities convertible into or exchangeable or exercisable for shares of capital stock or other voting securities of the Company) or obligating the Company to grant, extend or enter into any such subscription, option, warrant, call, right, commitment, understanding or agreement.

(iv)	All outstanding shares of Company Common Stock, and all issued and outstanding shares of capital stock of the Company’s Subsidiaries, are validly issued, fully paid and nonassessable.

(v)
Other than the Rights Agreement, which will be terminated at the Closing, there is no stockholder agreement, voting trust or other agreement or understanding to which the Company or any of its Subsidiaries is a party or by which it is bound relating to the voting of any shares of the capital stock of the Company or any of its Subsidiaries.

(vi)	There are no outstanding or authorized stock appreciation, phantom stock, profit participation, or similar rights with respect to the Company or any of its Subsidiaries.

(vii)
Other than the Rights Agreement, which will be terminated at the Closing, there is no stockholder agreement, voting trust or other agreement or understanding to which the Company or any of its Subsidiaries is a party or by which any of them is bound relating to the voting of any shares of the capital stock of the Company or any of its Subsidiaries.

(h) Material Agreements.

(i)
Section 3.2(h) of the Company Disclosure Schedule contains a complete list of the Material Agreements to which the Company or any of its Subsidiaries is a party (other than this Agreement and related agreements) or by which the Company, any of its Subsidiaries or their respective assets are bound, including all amendments and modifications thereto.

(ii)	The Company has made available to Purchaser or provided Purchaser with a true and correct copy of all such Material Agreements, including all amendments and modifications thereof.

(iii)
Except as set forth in Section 3.2(h) of the Company Disclosure Schedule: (1) each Material Agreement is in full force and effect and is valid and enforceable in accordance with its terms; (2) the Company or the relevant Subsidiary is, and at all times has been, in compliance in all material respects with the applicable terms and requirements of each Material Agreement under which such Company or Subsidiary, as applicable, has or had any obligation or liability or by which such Company or Subsidiary, as applicable, or any of the assets owned or used by such Company or Subsidiary, as applicable, is or was bound; (3) at the date of this Agreement there are pending no renegotiations of, or attempts to renegotiate, any amounts paid or payable to the Company or any of its Subsidiaries under any current or completed Material Agreement with any Person and, to the knowledge of Seller and the Company, no such Person has made written demand for such renegotiation; and (4) no event has occurred and no circumstance exists that (with or without notice or lapse of time) may contravene, conflict with, or result in a violation or breach of, or give the Company or any of its Subsidiaries, as applicable, or any other Person the right to declare a default or exercise any remedy under, or to accelerate the maturity or performance of, or to cancel, terminate, or modify, any Material Agreement, and neither the Company nor any of its Subsidiaries has given to or received from any other Person, at any time, any notice or other communication (whether oral or written) regarding any violation or breach of, or default under, any Material Agreement which has not been waived.

(i) Company Credit Agreement. The Company has provided to or made available to Purchaser a true and correct copy of the Company Credit Agreement including all amendments and modifications thereto. No rights or obligations of any party to the Company Credit Agreement have been waived, and no party to the Company Credit Agreement is in default of its obligations thereunder. The Company Credit Agreement is a valid, binding and enforceable obligation of the parties thereto in accordance with its terms and is in full force and effect.

(j) Investments. Except as set forth in Section 3.2(j) of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries has any outstanding Investment that is not disclosed in the Company Financial Statements.

(k) Outstanding Debt. The Company Financial Statements and Section 3.2(k) of the Company Disclosure Schedule, together provide a complete and accurate description of all Debt of the Company and its Subsidiaries outstanding as of the respective dates thereof.  Neither the Company nor any of its Subsidiaries is in default in payment of any Debt with respect to which it is an obligor or in default of any covenant, agreement, representation, warranty or other term of any document, instrument or agreement evidencing, securing or otherwise pertaining to any such Debt.

(l) Affiliate Transactions. Section 3.2(l) of the Company Disclosure Schedule contains a complete and accurate description of all contracts, agreements and other arrangements (whether written, oral, express or implied) between the Company or any of its Subsidiaries and any Affiliate of the Company that will be in existence on the Closing Date.

(m) Employment Matters. Section 3.2(m) of the Company Disclosure Schedule contains a complete and accurate list of all officers of the Company and its Subsidiaries and all employees of the Company and its Subsidiaries (other than those that service the Company and its Subsidiaries in connection with the Excluded Assets who will be terminated by the Company at Closing), together with their estimated base salaries, exempt/non-exempt status, and accrued and unused vacation or sick time.  Except as set forth in Section 3.2(m) of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries is a party to or obligated under any consulting, employment, severance, termination or similar arrangement, any employee benefit, incentive or deferred compensation plan with respect to any of its employees, or any bonus, profit sharing, pension, stock option, stock purchase or similar plan or other arrangement or other fringe benefit plan entered into or maintained for the benefit of its employees.  The Company and its Subsidiaries are currently, and have been for the last three years, in material compliance with all laws, rules, regulations and orders relating to the employment of labor, including all such laws, rules, regulations and orders relating to wages, hours, collective bargaining, discrimination, civil rights, safety and health, workers’ compensation and the collection and payment of withholding or Social Security Taxes and similar Taxes.  Each officer and director of the Company and its Subsidiaries will resign as of the Closing Date, and the Confidentiality and Noncompete Agreements shall be terminated on the Closing Date.  Except as set forth in Section 3.2(m) of the Company Disclosure Schedule, there is no current or former employee, consultant, or independent contractor of the Company or any of its Subsidiaries that has filed a demand letter or a complaint (either written or verbally) against it for wrongful discharge, defamation, fraud, negligent misrepresentation, negligence, intentional infliction of emotional distress, assault, battery, sexual harassment, discrimination, retaliation or breach of contract claims including claims for unpaid wages, bonuses, benefits, commissions, stock options, royalties, deferred compensation, or wrongful discharge.

(n) Employee Benefit Plans

. Except as set forth in Section 3.2(n) of the Company Disclosure Schedule:

(i)
Neither the Company nor any of its Subsidiaries maintains, sponsors, has contributed to or is obligated to contribute to any “employee benefit plan,” as defined in section 3(3) of ERISA, including severance pay, sick leave, vacation pay, salary continuation for disability, compensation agreements, retirement, deferred compensation, bonus, long term incentive, stock option, stock purchase, hospitalization, medical insurance, life insurance and scholarship programs, whether or not subject to ERISA (the “Company Employee Benefit Plans”).  The Company has made available to Purchaser correct and complete copies of each Company Employee Benefit Plan, current summary plan descriptions for each plan, and all related trusts, insurance, and other funding contracts which implement each Company Employee Benefit Plan. Each Company Employee Benefit Plan (and each related trust, insurance contract or fund) complies in form and in operation in all material respects with all applicable laws, rules and regulations.

(ii)
With respect to the Company Employee Benefit Plans, there exists no condition or set of circumstances in connection with the Company or any of its Subsidiaries that would result in a liability that would have a Material Adverse Effect on the Company under ERISA, the Code or any applicable law. With respect to the Company Employee Benefit Plans, individually and in the aggregate, there are no unfunded benefit obligations which have not been accounted for by reserves, or otherwise properly footnoted in accordance with GAAP, on the Company Financial Statements.

(iii)	The Company Employee Benefit Plans have been maintained, in all material respects, in accordance with their terms and in accordance with all applicable federal and state laws.

(iv)
Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will result in any payment becoming due to any employee or group of employees of the Company or any of its Subsidiaries.

(v)
Neither the Company nor any of its Subsidiaries maintains nor have any of them established any welfare benefit plan which provides for retiree medical liabilities or continuing benefits or coverage for any participant or any beneficiary of any participant after such participant’s termination of employment, except as may be required by COBRA.

(vi)
Neither the Company nor any of its Subsidiaries has maintained, or established, or has ever participated in, a multiple employer welfare benefit arrangement within the meaning of section 3(40)(A) of ERISA or multiemployer plan within the meaning of Section 3(37) of ERISA.

(vii)	The Company’s 401k plan is tax qualified, and the Company does not have, nor have they ever had, any deferred compensation plans within the meaning of Section 409A of the Code.

(o) Litigation. Except as otherwise set forth in Section 3.2(o) of the Company Disclosure Schedule, (i) no litigation, arbitration, investigation or other proceeding is pending or, to the knowledge of the Company, threatened against the Company or any of its Subsidiaries or any of their assets before any court, arbitrator or any Governmental Authority; and (ii) neither the Company nor any of its Subsidiaries is subject to any outstanding injunction, judgment, order, decree or ruling (other than routine oil and gas field regulatory orders).  There is no litigation, proceeding or investigation pending or, to the knowledge of the Company, threatened against or affecting the Company that questions the validity or enforceability of this Agreement or any other document, instrument or agreement to be executed and delivered by Seller or the Company in connection with the transactions contemplated hereby.

(p) Taxes and Tax Returns.

(i)
Except as otherwise set forth in Section 3.2(p) of the Company Disclosure Schedule, the Company and its Subsidiaries have timely filed all federal, state, local and foreign returns, declarations, reports, estimates, information returns and statements (“Tax Returns”) required to be filed by them and all of such Tax Returns are true, correct and complete in all material respects, and the Company and its Subsidiaries have paid all Taxes due and payable in respect of such Tax Returns, including interest and penalties, and all other Taxes which are payable by the Company or any of its Subsidiaries. The Company has no knowledge of any proposed Tax assessment against the Company or any of its Subsidiaries and all Tax liabilities of the Company and its Subsidiaries are adequately provided for in the Company Financial Statements and no Tax liability of the Company or any of its Subsidiaries has been asserted by the Internal Revenue Service or any other Governmental Authority for Taxes in excess of those already paid. Ninety percent or more of the income generated, or projected to be generated, by the Company during calendar year 2007 and through the Closing Date will be “qualifying income” within the meaning of Section 7704(d) of the Code.

(ii)
Except as otherwise set forth in Section 3.2(p) of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries is currently the beneficiary of any extension of time within which to file any Tax Return.

(iii)
No claim has ever been made by an authority in a jurisdiction where the Company or any of its Subsidiaries does not file Tax Returns that the Company or any of its Subsidiaries is or may be subject to taxation by that jurisdiction.

(iv)	The Company and each of its Subsidiaries has withheld and paid all Taxes that they are required to withhold and pay in connection with amounts paid or owing to any Person.

(v)
Neither the Company nor any of its Subsidiaries is a party to any Tax indemnity agreement or arrangement or has any obligation to indemnify or make a payment to any Person in respect of any Tax for any past, current or future period.

(vi)
Neither the Company nor any of its Subsidiaries has waived any statute of limitations with respect to any Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency, and no power of attorney granted by the Company or any of its Subsidiaries with respect to any Tax matter is currently in force.

(vii)
There are no Tax audits or other administrative proceedings or court proceedings concerning any liability for Taxes of the Company or any of its Subsidiaries pending, claimed or threatened by any Governmental Authority.

(viii)	Neither the Company nor any of its Subsidiaries has participated in any “reportable transaction” within the meaning of section 1.6011-4 of the Treasury Regulations.

(ix)	The Company is not a party to any joint venture, partnership or other arrangement or contract that could be treated as a partnership for federal income Tax purposes.

(x)	Seller is not a “foreign person” as that term is defined in section 1.1445-2 of the Treasury Regulations.

(xi)
Neither the Company nor any of its Subsidiaries has been a member of any affiliated, consolidated, combined, unitary or similar group other than a group in which the Company was the common parent. Neither the Company nor any of its Subsidiaries has any liability for Taxes of another Person (other than the Company and its Subsidiaries) under Treasury Regulation section 1.1502-6, or any similar provision of state or local law, as a transferee, by contract or otherwise.

(q) Compliance with Laws and Permits. Neither the Company nor any of its Subsidiaries is in any material respect in violation of, or in default in any material respect under, and no event has occurred that (with notice or the lapse of time or both) would constitute a violation of or default under: (i) its certificate of incorporation or bylaws, (ii) any applicable law, rule, regulation, order, writ, decree or judgment of any Governmental Authority, or (iii) any Material Agreement to which the Company or any of its Subsidiaries is a party or by which it or any of its properties are bound, except (in the case of clause (ii) or (iii) above) for any violation or default that would not, individually or in the aggregate, have a Material Adverse Effect on the Company. The Company and its Subsidiaries have obtained and hold all permits, licenses, variances, exemptions, orders, franchises, approvals and authorizations of all Governmental Authorities necessary for the lawful conduct of business or the lawful ownership, use and operation of their assets (“Company Permits”), except for Company Permits which the failure to obtain or hold would not, individually or in the aggregate, have a Material Adverse Effect on the Company.  The Company and its Subsidiaries are in compliance with the terms of the Company Permits, except where the failure to comply would not, individually or in the aggregate, have a Material Adverse Effect on the Company.  No investigation or review by any Governmental Authority with respect to the Company or any of its Subsidiaries is pending or, to the knowledge of the Company and its Subsidiaries, threatened, except as set forth in Section 3.2(q) of the Company Disclosure Schedule.  Anything in this Section 3.2(q) to the contrary notwithstanding, Section 3.2(s) sets forth the Company’s sole representations and warranties with respect to environmental matters.

(r) Proprietary Rights. The Company and its Subsidiaries have ownership of, or valid licenses to use, all trademarks, copyrights, patents and other proprietary rights and intellectual property (including seismic data) used in their business. To the knowledge of the Company, the operation of the business of the Company and its Subsidiaries does not infringe any patent, copyright, trademark or other proprietary rights of others. Neither the Company nor any of its Subsidiaries has received any notice from any Third Party of any such alleged infringement by the Company or any of its Subsidiaries.

(s) Environmental Matters. Except as set forth in Section 3.2(s) of the Company Disclosure Schedule and except for such matters as would not have a Material Adverse Effect on the Company, to the knowledge of the Company:

(i)
the Company and its Subsidiaries have conducted their business and operated their assets, and are conducting their business and operating their assets, and the condition of all facilities and properties (including off site storage or disposal of any Hazardous Materials from such facilities or properties) currently or formerly owned, leased or operated by the Company or its Subsidiaries, are in material compliance with all Environmental Laws;

(ii)
neither the Company nor any of its Subsidiaries has been notified by any Governmental Authority or other Third Party that any of the operations or assets of the Company or any of its Subsidiaries are the subject of any investigation or inquiry by any Governmental Authority or other Third Party evaluating whether any material remedial action is needed to respond to a release or threatened release of any Hazardous Material or to the improper storage or disposal (including storage or disposal at offsite locations) of any Hazardous Material;

(iii)
neither the Company, any of its Subsidiaries nor other Person has filed any notice under any federal, state or local law indicating that (1) the Company or any of its Subsidiaries is responsible for the improper release into the environment, or the improper storage or disposal, of any Hazardous Material, or (2) any Hazardous Material is improperly stored or disposed of upon any property of the Company or any of its Subsidiaries;

(iv)
neither the Company nor any of its Subsidiaries has any material contingent liability in connection with (1) the release or threatened release into the environment at, beneath or on any property now or previously owned or leased by the Company or any of its Subsidiaries, or (2) the storage or disposal of any Hazardous Material;

(v)
neither the Company nor any of its Subsidiaries has received any claim, complaint, notice, inquiry or request for information involving any matter which remains unresolved as of the date hereof with respect to any alleged violation of any Environmental Law or regarding potential liability under any Environmental Law relating to operations or conditions of any facilities or property (including off site storage or disposal of any Hazardous Material from such facilities or property) currently or formerly owned, leased or operated by the Company or any of its Subsidiaries;

(vi)
no property now or previously owned, leased or operated by the Company or any of its Subsidiaries is listed on the national priorities list pursuant to CERCLA or on the CERCLIS or on any other federal or state list as sites requiring investigation or cleanup;

(vii)
neither the Company nor any of its Subsidiaries is directly transporting, has directly transported, is directly arranging for the transportation of, or has directly arranged for the transportation of, any Hazardous Material to any location which is listed on the national priorities list pursuant to CERCLA, on the CERCLIS, or on any similar federal or state list or which is the subject of federal, state or local enforcement actions or other investigations that may lead to material claims against the Company or any of its Subsidiaries for remedial work, damage to natural resources or personal injury, including claims under CERCLA;

(viii)
there are no sites, locations or operations at which the Company or any of its Subsidiaries is currently undertaking, or has completed, any remedial or response action relating to any such disposal or release, as required by Environmental Laws; and

(ix)
there are no physical or environmental conditions existing on any property owned or leased by the Company or any of its Subsidiaries resulting from the Company’s or any of its Subsidiaries’ operations or activities, past or present, at any location, that could reasonably be expected to give rise to any on site or off site remedial obligations under any applicable Environmental Laws, other than normal and ordinary remedial work associated with naturally occurring radioactive materials and plugging and abandoning of oil and gas facilities that are not material, individually or in the aggregate.

(x)	neither the Company nor any of its Subsidiaries owns or operates any underground storage tank or any property on which any underground storage tank is located

(t) Insurance. The Company maintains, and through the Closing Date will maintain, insurance with reputable insurers (or pursuant to self-insurance programs) in such amounts and covering such risks as are in accordance with normal industry practice for companies engaged in businesses similar to those of the Company and its Subsidiaries and owning properties in the same general area in which the Company and its Subsidiaries conduct their businesses. There are no billed but unpaid premiums past due under any such policy or binder. Except as set forth in Section 3.2(t) of the Company Disclosure Schedule:  (a) there are no outstanding claims under any such policies or binders, and (b) no notice of cancellation or non-renewal of any such policy or binder has been received.

(u) Governmental Regulation. Neither the Company nor any of its Subsidiaries is subject to regulation under the Investment Company Act of 1940 or any state public utilities laws.

(v) Brokers

. Except as set forth in Section 3.2(v) of the Company Disclosure Schedule, no broker, finder, investment banker or other Person is or will be, in connection with the transactions contemplated by this Agreement, entitled to any brokerage, finder’s or other fee or compensation based on any arrangement or agreement made by or on behalf of the Company or any of its Subsidiaries and for which Purchaser, the Company or any of its Subsidiaries will have any obligation or liability.

(w) Oil and Gas Operations

. Except as otherwise set forth in Section 3.2(w) of the Company Disclosure Schedule, and except for matters as would not have a Material Adverse Effect on the Company, to the knowledge of the Company, all wells included in the Company’s Oil and Gas Interests have been drilled and (if completed) completed, operated and produced in accordance with generally accepted oil and gas field practices and in compliance in all material respects with applicable oil and gas leases, pooling and unit agreements, and applicable laws, rules, regulations, judgments, orders and decrees issued by any court or Governmental Authority.  To the knowledge of the Company, no well  included  in  the Company’s  Oil  and  Gas  Interests  is  subject  to  penalties  on allowables because of any overproduction or any other violation of applicable laws that would prevent such well from being entitled to its full legal and regular allowable from and after the Closing Date as prescribed by any Governmental Authority.  Except as otherwise set forth in Section 3.2(w) of the Company Disclosure Schedule, to the knowledge of the Company, with respect to the Company's Oil and Gas Interests:

(i)	there are no wells that the Company or any of its Subsidiaries are currently obligated by law or contract to plug and abandon;

(ii)
there are no wells that have been plugged and abandoned but have not been plugged in accordance, in all material respects, with all applicable requirements (at the time the well was plugged and abandoned) of each Governmental Authority having jurisdiction over the Company’s Oil and Gas Interests; and

(iii)
proceeds from the sale of Hydrocarbons produced from the Company’s Oil and Gas Interests are being received by the Company and its Subsidiaries in a timely manner and are not being held in suspense for any reason (except for amounts, individually or in the aggregate, not in excess of $50,000 and held in suspense in the ordinary course of business).

(x) Gas Imbalances. To the knowledge of the Company, except as reflected in Section 3.2(x) of the Company Disclosure Schedule:  (i) there are no material aggregate production, pipeline, transportation or processing imbalances existing with respect to the Company’s Oil and Gas Interests, and (ii) neither the Company nor any of its Subsidiaries has received deficiency payments under gas contracts for which any party has a right to take deficiency gas from the Company or any of its Subsidiaries, nor has the Company or any of its Subsidiaries received any payments for production which are subject to refund or recoupment out of future production.

(y) Royalties. Except as set forth in Section 3.2(y) of the Company Disclosure Schedule, to the knowledge of the Company, all royalties, overriding royalties, compensatory royalties and other payments due from or in respect of production with respect to the Company’s Oil and Gas Interests, have been or will be, prior to the Closing, properly and correctly paid or provided for in all material respects.

(z) Prepayments. Except as reflected in Section 3.2(z) of the Company Disclosure  Schedule,  no  prepayment  for  Hydrocarbon sales  has been  received by  the Company or any of its Subsidiaries for Hydrocarbons which have not been delivered as of the date hereof.

(aa) Capital Expenditures. As of the execution date of this Agreement, the presently approved face amount of any currently outstanding and effective authorizations for expenditure with respect to the Company’s Oil and Gas Interests would not require the Company or any of its Subsidiaries to make or incur after the Effective Date, capital expenditures with respect to any one property in excess of $50,000, except as set forth in Section 3.2(aa) of the Company Disclosure Schedule.

(bb) Other Mineral Related Matters. Except as set forth in Section 3.2(bb) of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries is obligated by virtue of any prepayment arrangement, “take or pay” arrangement or production payment arrangement, to deliver or to suffer the delivery of Hydrocarbons produced in connection with any of the Company’s Oil and Gas Interests at some future time (or make a cash payment in lieu thereof) without then or thereafter receiving full payment therefor without deduction or credit on account of such arrangement from the price that would otherwise be received.

(cc) Additional Drilling Obligations

. Except as set forth in Section 3.2(cc) of the Company Disclosure Schedule, (i) neither the Company nor any of its Subsidiaries has any obligation to drill additional wells or conduct other material development operations in order to earn or continue to hold during the primary term of any lease any portion of the Company’s Oil and Gas Interests, and (ii) neither the Company nor any of its Subsidiaries has been advised by a lessor under any lease affecting the Company’s Oil and Gas Interests of any requirements or demands to drill additional wells or conduct additional development operations.

(dd) Financial and Product Hedging Contracts

. Section 3.2(dd) of the Company Disclosure Schedule summarizes the outstanding hedging positions under all outstanding Product Hedging Contracts and financial hedging positions of the Company and its Subsidiaries (including fixed price controls, collars, swaps, caps, hedges and puts) as of the date reflected in Section 3.2(dd) of the Company Disclosure Schedule.

(ee) Books and Records

. All books, records and files of the Company and its Subsidiaries (including those pertaining to the Company’s Oil and Gas Interests, wells and other assets, those pertaining to the production, gathering, transportation and sale of Hydrocarbons, and those pertaining to corporate, accounting, financial and employee records) (i) are complete and accurate in all material respects, (ii) have been prepared, assembled and maintained in accordance with usual and customary policies and procedures, and (iii) fairly and accurately reflect the ownership, use, enjoyment and operation by the Company and its Subsidiaries of their assets in all material respects. The minute books of the Company and its Subsidiaries are accurate and complete in all material respects and contain records of all meetings held of, and action taken by, the stockholders and directors of the Company and its Subsidiaries and no meeting of such stockholders or of any such directors has been held for which minutes have not been prepared and are not contained in such minute books. At the Closing, all of those books and records will be in the possession of Seller.

(ff) Conduct of Business by the Company and its Subsidiaries from the Effective Date through Signing Date

. Except for transactions involving the Excluded Assets, during the period from the Effective Date to the date of this Agreement, the Company has not, and has not permitted any of its Subsidiaries to, engage in any practice, take any action, or enter into any transaction, except in the ordinary course of business, and the Company has used all commercially reasonable efforts consistent with its past practices to preserve in all material respects its business organization, assets and satisfactory business relationships and to maintain satisfactory relationships with its licensors, licensees, suppliers, contractors, distributors, customers and others having satisfactory business relationships with it. Without limiting the generality of the foregoing, during the period from the Effective Date to the date of this Agreement, the Company has not taken, and has not permitted any of its Subsidiaries to take, any of the following actions, except as set forth in Section 3.2(ff) of the Company Disclosure Schedule:

(i)	authorize or effect any change in its certificate of incorporation or bylaws;

(ii)	grant any options, warrants or other rights to purchase or obtain any of its capital stock or issue, sell or otherwise dispose of any of its capital stock;

(iii)
declare, set aside, or pay any dividend or distribution with respect to its capital stock (whether in cash or in kind), or redeem, repurchase or otherwise acquire any of its capital stock, except for inter-company transfers among the Company and its Subsidiaries;

(iv)
issue any note, bond or other Debt security or create, incur, assume or guarantee any indebtedness for borrowed money or capitalized lease obligation, except in the ordinary course of business, including Debt incurred under the Company Credit Agreement and Debt incurred under any Product Hedging Contracts;

(v)	impose any security interest upon any of its assets, except in the ordinary course of business, including pursuant to the Company Credit Agreement and any Product Hedging Contracts;

(vi)
make any capital investment in, make any loan to, or acquire the securities or assets of any other Person, except to the extent that investments with others in the acquisition of oil and gas properties, and the exploration for, development and production of oil and natural gas may be deemed to be investments in a “joint venture”;

(vii)	make any change in employment terms for any of its officers or employees, except for increases in base salaries of not more than $500 per month per person;

(viii)
enter into, adopt or amend any employment agreement or Company employee Benefit Plan, or grant any increase in the compensation payable or to become payable to any of its officers, managers or directors or any general increase in the compensation payable or to become payable to its employees;

(ix)
pay, discharge or satisfy any material claims, liabilities or obligations (absolute, accrued, contingent or otherwise), other than the payment, discharge or satisfaction of claims, liabilities or obligations incurred in the ordinary course of business or disclosed pursuant to this Agreement and other than payments under the Company Credit Agreement and any Product Hedging Contracts;

(x)	acquire (including by lease) any assets or properties exceeding in the aggregate $100,000;

(xi)	dispose of, mortgage or encumber any assets or properties having an aggregate value in excess of $100,000;

(xii)	make capital expenditures exceeding $100,000 in the aggregate;

(xiii)	modify the terms of any Product Hedging Contract or enter into any new hedging position not otherwise disclosed to Purchaser;

(xiv)	enter into a Material Agreement or change or modify a Material Agreement;

(xv)	enter into, or alter, modify or extend, any transaction or arrangement with Seller or any of its Affiliates that adversely impacts Purchaser in any manner; or

(xvi)	commit to any of the foregoing.

         (gg)    No Undisclosed Liabilities.  Except as set forth in Section 3.2(gg) of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries has any liability or obligation of any nature (whether known or unknown and whether absolute, accrued, contingent, or otherwise) except for liabilities or obligations reflected or reserved against in the Company Financial Statements, current liabilities in the ordinary course of business since the respective dates thereof and other individual liabilities and obligations that are in each case for an amount not greater than $50,000.

       (hh)   DISCLAIMER. EXCEPT AS EXPRESSLY SET FORTH IN THIS ARTICLE III, SELLER, THE COMPANY AND THEIR ADVISORS, INCLUDING RICHARDSON BARR & CO., HAVE MADE AND MAKE NO REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, AT LAW OR IN EQUITY, IN RESPECT OF THE COMPANY OR ANY OF ITS SUBSIDIARIES, OR ANY OF THE COMPANY’S OR ANY OF ITS SUBSIDIARIES’ RESPECTIVE  ASSETS, LIABILITIES OR OPERATIONS, INCLUDING WITH RESPECT TO MERCHANTABILITY OR FITNESS FOR ANY PARTICULAR PURPOSE, AND ANY SUCH OTHER REPRESENTATIONS OR WARRANTIES ARE EXPRESSLY DISCLAIMED.  PURCHASER ACKNOWLEDGES AND AGREES THAT, EXCEPT TO THE EXTENT SPECIFICALLY SET FORTH IN THIS ARTICLE III, PURCHASER IS PURCHASING THE SHARES ON AN “AS-IS, WHERE-IS” BASIS.  THE COMPANY AND SELLER EXPRESSLY DISCLAIM ANY AND ALL LIABILITY AND RESPONSIBILITY OF AND ASSOCIATED WITH THE QUALITY, ACCURACY, COMPLETENESS OR MATERIALITY OF THE DATA, INFORMATION AND MATERIALS, FURNISHED AT ANY TIME TO PURCHASER, ITS OFFICERS, AGENTS, EMPLOYEES OR AFFILIATES IN CONNECTION WITH THE TRANSACTIONS CONTEMPLATED HEREIN EXCEPT AS EXPRESSLY SET FORTH IN THIS AGREEMENT OR THE COMPANY DISCLOSURE SCHEDULE.  EXCEPT AS EXPRESSLY PROVIDED IN THIS ARTICLE III, THE COMPANY’S OIL AND GAS INTERESTS AND OTHER ASSETS ARE  “AS-IS, WHERE-IS,”  AND  WITH  ALL FAULTS IN THEIR PRESENT CONDITION AND STATE OF REPAIR, WITHOUT RECOURSE, AND  THE COMPANY AND SELLER DISCLAIM ANY AND ALL REPRESENTATIONS CONCERNING THE COMPANY’S OIL AND GAS INTERESTS, EXPRESS, STATUTORY, IMPLIED OR OTHERWISE.

         (ii)     Disclosure.  No representation or warranty made by the Company in this Agreement, and no statement of Seller or the Company contained in any document, certificate, or other writing furnished to or to be furnished by Seller or the Company pursuant hereto or in connection herewith, contains or will contain, at the time of delivery, any intentionally untrue statement of a material fact or an intentional omission, at the time of delivery, of any material fact necessary in order to make the statements contained therein, in light of the circumstances under which they are made, not misleading.  The Company knows of no matter which has not been disclosed to Buyer pursuant to this Agreement which has or, so far as the Company can now reasonably foresee, will have a Material Adverse Effect, excluding for purposes hereof any matters related to general economic conditions in the domestic oil and gas natural gas exploration and production industry.  To the Company’s knowledge, the Company has delivered or made available to Purchaser accurate and complete copies of all agreements, documents, and other writings expressly identified or listed in this Agreement or in the Disclosure Schedule.  Neither the Company’s representations or warranties contained in this Section 3.2(ii), nor the delivery or making available of any information by Seller or the Company to Purchaser constitutes a representation or warranty of any kind (express or implied) by Seller or the Company with respect to title to, or the environmental condition of, any of the Company’s Oil and Gas Interests or other assets.

 (jj)        Condition of Fixed Assets.  To the Company's knowledge, the structures, equipment and other tangible property comprising any portion of the Company's and its Subsidiaries' fixed assets are useable for the purposes for which they are intended and are in sufficient repair and operating condition for such use, normal maintenance, wear and tear excluded. The Company's representations and warranties contained in this Section 3.1(jj) terminate at Closing.

(kk)     Accounts Receivable.  All accounts receivable of the Company and its Subsidiaries that are reflected on the Company Financial Statements (collectively, the “Accounts Receivable”) represent valid obligations arising from sales actually made or services actually performed in the ordinary course of business.  Unless paid prior to the Closing Date, the Accounts Receivable are or will be as of the Closing Date current and collectible net of the respective reserves shown on the Company Financial Statements as of the Closing Date (which reserves are adequate and calculated consistent with past practice and, in the case of the reserves as of the Closing Date, will not represent a greater percentage of the Accounts Receivable as of the Closing Date than the reserves reflected in the Company Financial Statements as of December 31, 2007, and will not represent a material adverse change in the composition of such Accounts Receivable in terms of aging).  Subject to such reserves, each of the Accounts Receivable either has been or will be collected in full, without any set-off, within 90 days after the day on which it first  becomes  due  and  payable. There is no outstanding claim, contest or right of set-off under any contract with any obligor of an Account Receivable relating to the amount or validity of such Account Receivable.  Section 3.2(kk) of the Company Disclosure Schedule contains a complete and accurate aging (in the aggregate) of all Accounts Receivable as of December 31, 2007.

ARTICLE IV
REPRESENTATIONS AND WARRANTIES
OF PURCHASER

Purchaser hereby represents and warrants to the Company and Seller as follows:

Section 4.1  Organization. Purchaser (a) is a limited partnership duly organized and validly existing under the laws of the State of Delaware, (b) has the requisite partnership power and authority to own, lease and operate its properties and to conduct its business as it is presently being conducted, and (c) is duly qualified to do business as a foreign corporation and is in good standing in each jurisdiction where the character of the properties owned or leased by it or the nature of its activities makes such qualification necessary (except where any failure to be so qualified or to be in good standing would not, individually or in the aggregate, have a Material Adverse Effect on Purchaser).

      Section 4.2    Authority and Enforceability.  Purchaser has the requisite corporate power and authority to enter into and deliver this Agreement and to consummate the transactions contemplated hereby.  The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action on the part of Purchaser, including approval by the board of directors of Purchaser, and no other corporate proceedings on the part of Purchaser are necessary to authorize the execution or delivery of this Agreement or to consummate the transactions contemplated hereby.  This Agreement has been duly and validly executed and delivered by Purchaser and (assuming that this Agreement constitutes a valid and binding obligation of Seller and the Company) constitutes a valid and binding obligation of Purchaser enforceable against Purchaser in accordance with its terms.

            Section 4.3     No Violations. The execution and delivery of this Agreement do not, and the consummation of the transactions contemplated hereby and compliance by Purchaser with the provisions hereof will not, conflict with, result in any violation of or default (with or without notice or lapse of time or both) under, give rise to a right of termination, cancellation or acceleration of any obligation or to the loss of a material benefit under, or result in the creation of any Lien on any of the properties or assets of Purchaser under, any provision of (a) the certificate or articles of incorporation or bylaws or other governing documents of Purchaser; (b) any loan or credit agreement, note, bond, mortgage, indenture, lease, permit, concession, franchise, license or other agreement or instrument applicable to Purchaser; or (c) assuming the consents, approvals, authorizations, permits, filings and notifications referred to in Section 4.4 are duly and timely obtained or made, any judgment, order, decree, statute, law, ordinance, rule or regulation applicable to Purchaser or any of its properties or assets, other than, in the case of clause (b) or (c) above, any such conflict, violation, default, right, loss or Lien that, individually or in the aggregate, would not have a Material Adverse Effect on Purchaser.

            Section 4.4   Consents and Approvals. No consent, approval, order or authorization of, registration, declaration or filing with, or permit from, any Governmental Authority is required by or with respect to Purchaser in connection with the execution and delivery of this Agreement by Purchaser or the consummation by Purchaser of the transactions contemplated hereby, except for the following: (a) any such consent, approval, order, authorization, registration, declaration, filing or permit which the failure to obtain or make would not, individually or in the aggregate, have a Material Adverse Effect on Purchaser, and (b) such filings and approvals as may be required by any securities, corporate or other law, rule or regulation. No Third Party Consent is required by or with respect to Purchaser in connection with the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby, except for any Third Party Consent which the failure to obtain would not, individually or in the aggregate, have a Material Adverse Effect on Purchaser.

            Section 4.5   Litigation. There is no litigation, proceeding or investigation pending or, to the knowledge of Purchaser, threatened against or affecting Purchaser that questions the validity or enforceability of this Agreement or any other document, instrument or agreement to be executed and delivered by Purchaser in connection with the transactions contemplated hereby.

            Section 4.6     Funding. Purchaser has available adequate funds or the means to obtain adequate funds in an aggregate amount sufficient to pay (a) all amounts required to be paid by Purchaser under this Agreement, and (b) all expenses incurred by Purchaser in connection with this Agreement and the transactions contemplated hereby.

            Section 4.7     Brokers. No broker, finder, investment banker or other Person is or will be, in connection with the transactions contemplated by this Agreement, entitled to any brokerage, finder’s or other fee or compensation based on any arrangement or agreement made by or on behalf of Purchaser and for which Seller, the Company or any of its Subsidiaries will have any obligation or liability.  Purchaser shall indemnify and hold Seller and the Company harmless from any and all claims, liabilities, damages, costs and expenses asserted against Seller and the Company by any Person claiming to have acted on behalf of Purchaser, or to have been retained by Purchaser, as a broker in connection with the transaction contemplated by this Agreement.

            Section 4.8     Investment Intent. Purchaser acknowledges that the Shares being purchased by Purchaser under this Agreement are not registered under the Securities Act or registered or qualified for sale under any state securities law and cannot be resold without registration under or an exemption from the Securities Act. Purchaser is acquiring the Shares for its own account for investment and not with a view toward the sale or distribution of the Shares. Purchaser has sufficient knowledge and experience in financial and business matters to enable it to evaluate the risks of investment in the Shares and has the ability to bear the economic risks of such investment.

ARTICLE V
COVENANTS

Section 5.1  Conduct of Business by the Company and its Subsidiaries Pending Closing

. Except for transactions involving the Excluded Assets which shall not be subject to the provisions of this Section 5.1, and except as contemplated by this Agreement or to the extent that Purchaser shall otherwise consent in writing, during the period from the date of this Agreement to the Closing, the Company shall not, and will not permit any of its Subsidiaries to, engage in any practice, take any action, or enter into any transaction, except in the ordinary course of business and the Company will use all commercially reasonable efforts to preserve in all material respects its business organization, assets, prospects and satisfactory business relationships and to maintain satisfactory relationships with its licensors, licensees, suppliers, contractors, distributors, customers and others having satisfactory business relationships with it.  Without limiting the generality of the foregoing, the Company will not, and will not permit any of its Subsidiaries to, take any of the following actions, except as otherwise permitted by this Agreement or as set forth in Section 5.1 of the Company Disclosure Schedule, without the prior written consent of Purchaser:

(a)	authorize or effect any change in its certificate of incorporation or bylaws;

(b)	grant any option, warrant, or other right to purchase or obtain any of its capital stock or issue, sell or otherwise dispose of any of its capital stock;

(c)
declare, set aside, or pay any dividend or distribution with respect to its capital stock (whether in cash or in kind), or redeem, repurchase, or otherwise acquire any of its capital stock, except that, at or prior to Closing, the Company or its Subsidiaries may declare and distribute to Seller or its nominee a dividend consisting of the Excluded Assets;

(d)
issue any note, bond, or other Debt security or create, incur, assume, or guarantee any indebtedness for borrowed money or capitalized lease obligation, except in the ordinary course of business, including Debt incurred under the Company Credit Agreement and Debt incurred under any Product Hedging Contracts;

(e)	impose any security interest upon any of its assets, except in the ordinary course of business, including pursuant to the Company Credit Agreement and any Product Hedging Contracts;

(f)	make any capital investment in, make any loan to, or acquire the securities or assets of any other Person, in excess of $50,000;

(g)	make any change in employment terms for any of its officers or employees, except for such actions as are otherwise provided for or permitted in this Agreement;

(h)
enter into, adopt or amend any employment agreement or Company Employee Benefit Plan, or grant, or become obligated to grant, any increase in the compensation payable or to become payable to any of its officers, managers or directors or any general increase in the compensation payable or to become payable to its employees except for such actions as are otherwise specifically provided for herein;

(i)
pay, discharge or satisfy any material claims, liabilities or obligations (absolute, accrued, contingent or otherwise), other than the payment, discharge or satisfaction in the ordinary course of business of liabilities reflected or reserved against on the Company Financial Statements or subsequently incurred in the ordinary course of business, or disclosed pursuant to this Agreement and other than payments under the Company Credit Agreement and any Product Hedging Contracts, payments of current liabilities and other payments that are considered in the Purchase Price adjustment set forth in Section  5.11;

(j)
acquire (including by lease) any material assets or properties or dispose of, mortgage or encumber any material assets or properties, other than in the ordinary course of business or other than as disclosed and described in Section 5.1(j) of the Company Disclosure Schedule and except that, prior to Closing, the Company or its Subsidiaries may transfer to Seller or its nominee the Excluded Assets or those assets described in Section 5.1(j) of the Company Disclosure Schedule;

(k)	make any capital expenditure, unless such expenditure is disclosed in Section 5.1(k) of the Company Disclosure Schedule or is less than $100,000 in the aggregate with all other capital expenditures;

(l)	modify the terms of or close out of any of its positions on any Product Hedging Contracts or enter into any new hedging positions;

(m)	enter into a Material Agreement or change or modify a Material Agreement other than in connection with transactions described in Section 5.1(m) of the Company Disclosure Schedule;

(n)	make, change, or revoke any Tax election, settle or compromise any Tax claim or liability with respect to Taxes, or change any method of accounting for GAAP or Tax purposes; or

(o)            commit to any of the foregoing.

Section 5.2  Access to Assets, Personnel and Information.

(a)
From the date hereof until the Closing, the Company will afford to Purchaser and Purchaser's Representatives, at Purchaser’s sole risk and expense, access at reasonable times to any of the assets, books and records, contracts, facilities, audit work papers and payroll records of the Company and its Subsidiaries and shall, upon request, furnish promptly to Purchaser or Purchaser's Representatives (at Purchaser’s expense) a copy of any file, book, record, contract, permit, correspondence, or other written information, document or data concerning the Company or its Subsidiaries (or their assets) that is within the possession or control of the Company or any of its Subsidiaries. During such period, the Company will make available to a reasonable number of Purchaser's Representatives adequate office space and facilities at the office facilities of the Company. The confidentiality of all such documents and information furnished to Purchaser shall be maintained by Purchaser in accordance with the Confidentiality Agreement.

(b)
Prior to the Closing, Purchaser and Purchaser's Representatives shall have the right to make or perform at any reasonable times, at Purchaser’s own risk, cost and expense, inspections of the Company’s Oil and Gas Interests, including the well sites, equipment and facilities included therein; provided, however, that Purchaser must make previous arrangements with the Company for each such inspection; and provided, further, that each such inspection shall be limited to a visual inspection of the Company’s Oil and Gas Interests, it being understood that no soil or water tests, other samplings, borings or other invasive inspections thereof may be conducted without the Company’s prior consent.  Purchaser acknowledges that the permission of the operator (if other than the Company or a Subsidiary) or another third party may be required before Purchaser and Purchaser's Representatives will be able to inspect portions of the Company’s Oil and Gas Interests and that such permission must be obtained prior to the inspection of such portions.  PURCHASER SHALL INDEMNIFY, DEFEND AND HOLD HARMLESS SELLER, THE COMPANY, THE COMPANY'S SUBSIDIARIES AND THEIR RESPECTIVE OFFICERS, DIRECTORS, EMPLOYEES, CONTRACTORS AND AGENTS FROM ANY AND ALL LIABILITIES, CLAIMS, CAUSES OF ACTION, INJURIES TO PURCHASER'S REPRESENTATIVES OR TO PURCHASER’S OR PURCHASER'S REPRESENTATIVES’ PROPERTY, AND/OR INJURY TO THE COMPANY’S OR ITS SUBSIDIARY’S PROPERTY, EMPLOYEES, AGENTS OR   CONTRACTORS   WHICH    MAY   ARISE   OUT   OF   PURCHASER’S INSPECTIONS REGARDLESS OF THE COMPANY’S OR ITS SUBSIDIARY’S NEGLIGENCE OR FAULT (INCLUDING STRICT LIABILITY). The foregoing indemnity shall continue in full force and effect notwithstanding any termination of this Agreement.  Purchaser agrees to provide to the Company, upon request, a copy of any environmental assessments of the Company’s Oil and Gas Interests conducted by or on behalf of Purchaser, including any reports, data, and conclusions, and to maintain the confidentiality of the information set forth therein until the Closing except to the extent disclosure is required under applicable law.  Purchaser agrees to comply with the rules, regulations and instructions issued by the Company, a Subsidiary and operators regarding the actions of Purchaser and Purchaser's Representatives while entering, upon or leaving the Company’s Oil and Gas Interests.

(c)
Each Party agrees that it will not (and will cause its officers not to) use any information obtained pursuant to this Section 5.2 for any purpose unrelated to the consummation of the transactions contemplated by this Agreement.

(d)
Notwithstanding anything in this Section 5.2(d) to the contrary:  (i) the Company shall not be obligated under the terms of this Section 5.2(d) to disclose to Purchaser or Purchaser's Representatives, or grant Purchaser or Purchaser's Representatives access to, information that is within the possession or control of the Company or any of its Subsidiaries but subject to a valid and binding confidentiality agreement with a Third Party that prohibits such disclosure without first obtaining the consent of such Third Party, and the Company, to the extent reasonably requested by Purchaser, will use reasonable efforts to obtain any such consent; and (ii) Purchaser shall not be obligated under the terms of this Section 5.2(d) to disclose to the Company or the Company Representatives, or grant the Company or the Company Representatives access to, information that is within Purchaser’s possession or control but subject to a valid and binding confidentiality agreement with a Third Party that prohibits such disclosure without first obtaining the consent of such Third Party, and Purchaser, to the extent reasonably requested by Seller or the Company, will use its reasonable efforts to obtain any such consent.

Section 5.3  No Solicitation. Following the execution of this Agreement, the Company and Seller shall not solicit, initiate, knowingly encourage the submission of, or conduct discussions or negotiations with respect to any offer or proposal to acquire all or any part of the Company Common Stock or all or any material portion of the assets or business of the Company or its Subsidiaries (other than the transactions contemplated by this Agreement, the sale of Hydrocarbons in the ordinary course of business or as set forth in Section 5.3 of the Company Disclosure Schedule), whether by merger, purchase of assets, tender offer, exchange offer or otherwise.  The Company shall notify Purchaser immediately if any Third Party makes any offer with respect to the foregoing.

Section 5.4  Additional Arrangements. Subject to the terms and conditions herein provided, each of the Parties shall take, or cause to be taken, all actions and shall do, or cause to be done, all things necessary, appropriate or desirable under any applicable laws and regulations or under applicable governing agreements to consummate and make effective the transactions contemplated by this Agreement, including using reasonable efforts to obtain all necessary waivers, consents and approvals and effecting all necessary registrations and filings. Each of the Parties shall take, or cause to be taken (including actions which Seller shall cause the Company and/or its Subsidiaries to take), all actions or shall do, or cause to be done, all things necessary, appropriate or desirable to cause the covenants and conditions applicable to the transactions contemplated hereby to be performed or satisfied as soon as practicable. In addition, if any Governmental Authority shall have issued any order, decree, ruling or injunction, or taken any other action that would have the effect of restraining, enjoining or otherwise prohibiting or preventing the consummation of the transactions contemplated hereby, each of the Parties shall use reasonable efforts to have such order, decree, ruling or injunction or other action declared ineffective as soon as practicable. If, at any time after the Closing Date, any further commercially reasonable actions are necessary or desirable to (a) carry out the purposes of this Agreement, (b) vest Purchaser with full title to all properties, assets, rights, approvals, immunities, and franchises of the Company and its Subsidiaries, and/or (c) vest Seller or its nominee with full title to all properties, assets, rights, approvals, immunities and franchises that are part of the Excluded Assets and, where curative title or corrective action may be required, the Parties will take those necessary actions, including executing and delivering such further agreements, conveyances, assignments, certificates, instruments and documents and perform such other actions as the requesting Party may reasonably request in order to fully consummate the foregoing actions.

Section 5.5  Public Announcements; Confidentiality. Prior to the Closing, the Parties shall consult with each other before issuing any press release or otherwise making any public statements with respect to the transactions contemplated by this Agreement, and none of the Parties shall issue any press release or make any such public statement prior to obtaining the approval of the other Parties; provided, however, that such approval shall not be required where such release or announcement is required by applicable law (in which case Purchaser and Seller shall have the right to review and provide suggested comments concerning the disclosure contained in such press release, announcement or communication prior to issuance, distribution or publication); and provided further, that any Party may respond to inquiries by the press or others regarding the transactions contemplated by this Agreement, so long as such responses are consistent with such Party’s previously issued press releases. Except as otherwise provided for in this Section 5.5, the terms and provisions of the Confidentiality Agreement shall remain in full force and effect in accordance with the provisions of Section  9.12.

Section 5.6  Payment of Expenses. Each Party shall pay its own expenses incident to preparing, entering into and carrying out this Agreement and the consummation of the transactions contemplated hereby, whether or not Closing occurs and to the extent such expenses are paid for by the Company or any of the Subsidiaries, whether at or prior to Closing (including, specifically, any fee paid by the Company to Richardson Barr & Co.), the amount of such payment shall be a downward Base Purchase Price adjustment as provided in Section 2.3, to the extent not accrued or paid prior to the Effective Date.

Section 5.7  Continuation of the Company’s Existing Indemnification Obligations. From and after the Closing, the Company or its successor shall indemnify and hold harmless Seller and each Person who has been at any time prior to the Closing, an officer, director or controlling shareholder of the Company (collectively, the “CompanyIndemnified Parties”) but only to the extent that such Indemnified Party was entitled to indemnification from the Company immediately prior to the date hereof under applicable law, the certificate of incorporation and bylaws of the Company or under contracts between such Company Indemnified Party and the Company (including indemnification as provided to NGP under the Advisory Services Agreement and indemnification as provided to Richardson Barr & Co. under the Financial Advisory Engagement Contract dated November 5, 2007), regardless of whether such contracts are terminated on or after the Closing.  The procedures associated with such indemnification shall be the same as those associated with the Company Indemnified Parties’ indemnification from the Company immediately prior to the date hereof (provided, however, that Purchaser shall be under no obligation to deposit  trust  funds pursuant to any “change in control” or similar provisions).  The provisions of this Section 5.7 are intended to be for the benefit of, and shall be enforceable by, the Parties, each Company Indemnified Party and their respective heirs and representatives.  Notwithstanding the above, the indemnification obligation set forth in this Section 5.7 shall not apply to claims for indemnification resulting from litigation, arbitration, investigations or proceedings that should have been disclosed to Purchaser in Section 3.2(o) of the Company Disclosure Schedule in connection with the representation and warranty given under Section 3.2.(o) and were not so disclosed.

Section 5.8  Termination of Certain Agreements. Effective upon the Closing, the Advisory Services Agreement, the Rights Agreement and the Confidentiality and Noncompete Agreements shall be terminated in all respects and no Party shall have further rights or obligations thereunder, except for the continuation of indemnity rights as provided in Section 5.7.

Section 5.9  Resignation of Directors and Officers; Termination of Other Agreements. Each director and officer of the Company and its Subsidiaries shall resign his or her position with the Company and its Subsidiaries effective at Closing, and all outstanding agreements between the Company, its Subsidiaries and any director, officer or employee, in addition to those described in Section 5.8, shall be terminated in all respects by the Company and its Subsidiaries at or prior to Closing.

Section 5.10 Adjustments to Base Purchase Price for Title and Environmental Defects.

(a)
Subject to Section 5.2, Purchaser may conduct, at its sole cost and expense, such title and environmental examinations or investigations, and other examinations and investigations, as it may in its sole discretion choose to conduct with respect to the Company’s Oil and Gas Interests in order to determine whether any Title Defects or Environmental Defects exist.  Purchaser must deliver to the Company in writing on or before the close of business on April 23, 2008, a written notice specifying in detail (i) each defect associated with the Company’s Oil and Gas Interests or other assets that it asserts causes the Company or any of its Subsidiaries not to have Defensible Title to any of the Company’s Oil and Gas Interests or other assets (each, a “Title Defect”) or constitutes a breach of, or inaccuracy in, the representations and warranties set forth in Section 3.2(s) (each, an “Environmental Defect”), (ii) a description of each such Title Defect or Environmental Defect, (iii) the amount of the adjustment to the Base Purchase Price that it asserts based on such defect and (iv) its method of calculating such adjustment.  If such notice is not timely submitted, Purchaser shall be deemed to have waived its basis for a Base Purchase Price adjustment based on Section 3.2(s) and this Section 5.10(a), as well as waived its basis for any claim or other assertion of rights or damages based on such provisions. Any notice of a Title Defect or Environmental Defect delivered to the Company shall be accompanied by copies of all of Purchaser’s written data supporting Purchaser’s assertion of any such defect, including, without limitation, title opinions, title reports and environmental assessments and reports. Notwithstanding anything in this Section 5.10(a) or elsewhere in this Agreement to the contrary, a defect associated with the Company's Oil and Gas Interests shall not be considered to be a Title Defect or Environmental Defect if such defect is described in the Company Disclosure Schedule.

(b)
Upon timely delivery of a notice under Section 5.10(a), Purchaser and Seller will, prior to Closing, in good faith negotiate and attempt to agree upon the validity of the claim and the amount of any adjustment to the Base Purchase Price using the following criteria.

(i)
No single Title Defect shall be taken into account as an adjustment to the Base Purchase Price unless the value of such defect is determined to be more than $50,000 and no single Environmental Defect shall be taken into account as an adjustment to the Base Purchase Price unless the full value of such defect is determined to be more than $50,000 (the “Individual   Defect Threshold”), but in both instances, once it is determined to meet that level, the full value of the defect shall be taken into account.  Any representations and warranties that are made subject to materiality, Material Adverse Effect or dollar qualifications/limitations shall not be subject to such qualifications/limitations for purposes of determining the value of any Title Defect or Environmental Defect under this Section 5.10(b)(i).

(ii)
No adjustment will be made to the Base Purchase Price under this Section  5.10 unless the net total of all individual adjustments that exceed the Individual Defect Threshold under this Section 5.10 exceeds  $790,000 and then only by the amount exceeding said amount (the “Aggregate Defect Threshold”).  By way of example, if the net total of all individual adjustments that exceed the Individual Defect Threshold equals  $1,500,000, then an adjustment of $710,000  may, subject to Section 5.10(d), be made to the Base Purchase Price.  Any representations and warranties that are made subject to materiality qualifications shall not be subject to such qualifications for purposes of determining the Aggregate Defect Threshold.

(iii)
If the requested adjustment is based on the Company or any of its Subsidiaries owning a NRI for a well, unit rights or leasehold rights less than that shown in Section 1.1 of the Company Disclosure Schedule and the Aggregate Defect Threshold has been met (after including the requested adjustment), then a downward adjustment shall be calculated by multiplying the Allocated Value set forth for such well, unit rights or leasehold rights in Section 1.1 of the Company Disclosure Schedule by a fraction (A) the numerator of which is an amount equal to the NRI shown in Section 1.1 of the Company Disclosure Schedule for such well, unit rights or leasehold rights less the decimal share to which the Company or a Subsidiary would be entitled as a result of its Ownership Interest in such well, unit rights or leasehold rights which is unaffected by such Title Defect and (B) the denominator of which is the NRI shown for such well, unit rights or leasehold rights in Section 1.1 of the Company Disclosure Schedule.  Any downward adjustments requested by Purchaser may be offset by upward adjustments if it is determined by Purchaser or the Company that the Company’s or a Subsidiary’s NRI for any other Oil and Gas Interests of the Company is greater than that shown in Section 1.1 of the Company Disclosure Schedule. The value of an upward adjustment will be determined based on the Allocated Value for such well, unit rights or leasehold rights.

(iv)
If the requested adjustment is based on the Company or any of its Subsidiaries owning a WI that is larger than the WI shown in Section 1.1 of the Company Disclosure Schedule, but without a proportionate increase in the Company’s or a Subsidiary’s NRI and the Aggregate Defect Threshold has been met (after including the requested adjustment), then the adjustment is calculated by determining the effective NRI that results from such larger WI, determining what the NRI would be using such effective NRI and the WI shown in Section 1.1 of the Company Disclosure Schedule and then calculating the adjustment in the manner set forth in clause (iii) preceding.

(v)
If the requested adjustment is based on a Lien (that is not a Permitted Encumbrance) or other monetary charge upon an Oil and Gas Interest of the Company or a liability to remediate or otherwise cure an Environmental Defect related to an Oil and Gas Interest of the Company that the Parties agree is liquidated in amount and the Aggregate Defect Threshold has been met (after including the requested adjustment), then the adjustment is the lesser of (1) the amount necessary to remove such Lien or other monetary charge from or a liability to remediate or otherwise cure an Environmental Defect relating to, the affected Oil and Gas Interest of the Company, or (2) the Allocated Value of the affected Oil and Gas Interest.

(vi)
If the requested adjustment is based on an obligation, burden or liability upon the affected Oil and Gas Interest not addressed by clause (iii), (iv) and (v) above, and the Parties cannot agree on the amount of such adjustment, the Parties shall immediately submit the matter to a Third Party agreed upon by the Parties to determine the amount of the adjustment. The cost of the Third Party shall be borne one-half by Purchaser and one-half by Seller. The decision of the Third Party shall be conclusive and binding on Seller and Purchaser and shall be enforceable against any party in any court of competent jurisdiction.

(c)
If the Parties have not agreed upon the validity and amount of a requested adjustment in accordance with Section 5.10(b), and if the value of a Title Defect or Environmental Defect that remains uncured by Closing and, consequently, the adjustment to the Base Purchase Price cannot be determined based on the above criteria or if the Parties cannot otherwise agree on the amount of an adjustment, then Seller in its sole discretion and upon written notice to Purchaser, may select any of the following options or a combination thereof to resolve the impasse:

(i)
The Base Purchase Price shall be reduced by an amount determined by a Third Party agreed to by Seller and Purchaser, subject to the provisions of Section 9.9, as being the value of the asserted Title Defect or Environmental Defect, taking into consideration the Allocated Value of the affected property, the portion of the affected property subject to such Title Defect or Environmental Defect and the legal affect of such Title Defect or Environmental Defect on the affected property; or

(ii)
Seller may elect to attempt to cure after Closing some or all of the Title Defects or Environmental Defects, in which case this transaction will close as provided in this Agreement, and the amount asserted by Purchaser to be attributable to such Title Defect or Environmental Defect, the Defects Escrow, will be withheld from the Base Purchase Price paid at Closing and retained with the Warranties Escrow, together constituting the Defects and Warranties Escrow, until such Title Defect or Environmental Defect is cured or the amount thereof is distributed from the Defects and Warranties Escrow to Purchaser as provided in this Section 5.10.

Seller and Purchaser will reasonably cooperate with each other after the Closing to cure a Title Defect or Environmental Defect that Seller has elected to attempt to cure. If Seller and Purchaser mutually agree that a Title Defect or Environmental Defect has been cured, then promptly thereafter, the amount withheld in the Defects and Warranties Escrow with respect thereto (together with any interest earned thereon) shall be released to Seller in accordance with the Defects and Warranties Escrow Agreement. If Seller and Purchaser mutually agree that a Title Defect or Environmental Defect has been partially cured, then Seller and Purchaser shall determine the portion of the amount retained in the Defects and Warranties Escrow with respect thereto (together with any interest earned thereon) that should be paid to Purchaser to compensate it for the uncured portion thereof, applying the principles set forth in this Section 5.10, and the remaining portion of such amount (together with any interest earned thereon) shall be paid to Seller in accordance with the Defects and Warranties Escrow Agreement. If Seller and Purchaser mutually agree that a Title Defect or Environmental Defect has not been cured, then promptly thereafter, the amount withheld in the Defects and Warranties Escrow with respect thereto (together with any interest earned thereon) shall be paid to Purchaser and the affected property shall become an Excluded Asset and assigned to Seller or its nominee. If, during the period beginning upon the Closing and ending on the 120th day following the Closing (the “Cure Period”), Seller and Purchaser are unable to agree whether there has been satisfactory resolution of a Title Defect or Environmental Defect with respect to any affected property under this Section 5.10 that Seller has elected to attempt to cure, then Seller and Purchaser will submit the dispute to a Third Party agreed on by Seller and Purchaser, subject to the provisions of Section 9.9, not later than the 150th day following the Closing. The cost of any such Third Party shall be paid one-half by Seller and one-half by Purchaser. Seller and Purchaser shall each present to the Third Party a written statement of its position on the Title Defect or Environmental Defect in question not later than the third  day after the disagreement has been submitted to the Third Party. By the 10th day following the submission of the matter to the Third Party, the Third Party shall make a written determination as to whether or not the Title Defect or Environmental Defect in question has been cured, or if the Title Defect or Environmental Defect in question has been partially cured. If the Title Defect or Environmental Defect in question has been partially cured, the Third Party shall determine in writing the portion of the amount retained in the Defects and Warranties Escrow with respect to such Title Defect or Environmental Defect that should be paid to Purchaser to compensate it for the uncured portion of such defect (together with any interest earned thereon), applying the criteria set forth in this Section 5.10, and the remaining portion of such amount (together with any interest earned thereon) shall be paid to Seller in accordance with this Agreement and the Escrow Agreement. If the Third Party determines that the Title Defect or Environmental Defect has not been cured, then promptly thereafter, the amount withheld in the Defects and Warranties Escrow with respect thereto (together with interest earned thereon) shall be paid to Purchaser and the affected property shall become an Excluded Asset and assigned to Seller or its nominee. The decision of the Third Party shall be conclusive and binding on Seller and Purchaser and shall be enforceable against any party in any court of competent jurisdiction. The funds retained in the Defects and Warranties Escrow with respect to such defect (together with any interest earned thereon) shall be disbursed by the Escrow Agent to Purchaser or Seller, as applicable, based upon the decision of the Third Party.

(iii)
Seller may exclude the affected property, in which event the affected property shall be deleted from this Agreement (and shall become Excluded Assets and assigned to Seller or its nominee) and the Base Purchase Price shall be reduced by an amount equal to the Allocated Value of such affected property.

(d)
If the Aggregate Defect Threshold is exceeded by the net total of asserted Title Defects and Environmental Defects which each exceeds the Individual Defect Threshold and would therefore cause the Base Purchase Price to be decreased by adjustments made pursuant to this Section 5.10, Seller in its sole discretion and upon written notice to Purchaser, may select any of the following options or a combination thereof:

(i)
The Base Purchase Price shall be reduced by an amount determined by a Third Party agreed to by Seller and Purchaser, subject to the provisions of Section 9.9 as being the value of the asserted Title Defects and Environmental Defects, taking into consideration the Allocated Value of each affected property, the portion of each affected property subject to such Title Defects and Environmental Defects and the legal affect of such Title Defects and Environmental Defects on each affected property.

(ii)
Seller may elect to attempt to cure after Closing some or all of the Title Defects or Environmental Defects, in which case this transaction will close as provided in this Agreement, and the amount asserted by Purchaser to be attributable to such defects will be withheld from the Base Purchase Price paid at Closing and retained in the Defects and Warranties Escrow until such defect is cured or the amount thereof is distributed from the Defects and Warranties Escrow to Purchaser as provided in this Section 5.10.

Seller and Purchaser will reasonably cooperate with each other after the Closing to cure Title Defects or Environmental Defects that Seller has elected to attempt to cure. If Seller and Purchaser mutually agree that a Title Defect or Environmental Defect has been cured, then promptly thereafter, the amount withheld from the Defects and Warranties Escrow with respect thereto (together with any interest earned thereon) and the amount deducted from the Base Purchase Consideration (if any) shall be released and paid to Seller in accordance with this Agreement and the Defects and Warranties Escrow Agreement. If Seller and Purchaser mutually agree that a Title Defect or Environmental Defect has been partially cured, then Seller and Purchaser shall determine the portion of the amount retained as part of the Defects and Warranties Escrow with respect thereto (together with any interest earned thereon) and the portion of the Base Purchase Price withheld (if any) that should be paid to Purchaser to compensate it for the uncured portion thereof, applying the principles set forth in this Section 5.10, and the remaining portion of such amount (together with any interest earned thereon) shall be paid to Seller in accordance with this Agreement and the Escrow Agreement. If Seller and Purchaser mutually agree that a Title Defect or Environmental Defect has not been cured, then promptly thereafter, the amount withheld in the Defects and Warranties Escrow with respect thereto (together with any interest earned thereon) shall be paid to Purchaser in accordance with the Defects and Warranties Escrow Agreement and the affected property shall become an Excluded Asset and assigned to Seller or its nominee. If, during the Cure Period, Seller and Purchaser are unable to agree whether there has been satisfactory resolution of a Title Defect or Environmental Defect with respect to any affected property under this Section 5.10 that Seller has elected to attempt to cure, then Seller and Purchaser will submit the dispute to a Third Party agreed on by Seller and Purchaser, subject to the provisions of Section 9.9, not later than the 150th day following the Closing. The cost of any Third Party shall be paid one-half by Seller and one-half by Purchaser. Seller and Purchaser shall each present to the Third Party a written statement of its position on the Title Defect or Environmental Defect in question not later than the third day after the disagreement has been submitted to the Third Party. By the 10th day following the submission of the matter to the Third Party, the Third Party shall make a written determination as to whether or not the Title Defect or Environmental Defect in question has been cured, or if the Title Defect or Environmental Defect in question has been partially cured. If the Title Defect or Environmental Defect in question has been partially cured, the Third Party shall determine in writing the portion of the amount retained in the Defects and Warranties Escrow with respect to such Title Defect or Environmental Defect that should be paid to Purchaser to compensate it for the uncured portion of such defect (together with any interest earned thereon), applying the criteria set forth in this Section 5.10, and the remaining portion of such amount (together with any interest earned thereon) including any amount withheld from the Base Purchase Price (if any), shall be paid to Seller in accordance with this Agreement and the Defects and Warranties Escrow Agreement. If the Third Party determines that the Title Defect or Environmental Defect has not been cured, then promptly thereafter, the amount withheld in the Defects and Warranties Escrow with respect thereto (together with interest earned thereon) shall be paid to Purchaser and the affected property shall become an Excluded Asset and assigned to Seller or its nominee. The decision of the Third Party shall be conclusive and binding on Seller and Purchaser and shall be enforceable against any party in any court of competent jurisdiction. The funds retained in the Defects and Warranties Escrow with respect to such defect (together with any interest earned thereon) shall be disbursed by the Escrow Agent to Purchaser or Seller, as applicable, based upon the decision of the Third Party.

(iii)
Seller may exclude any affected property, in which event the affected property selected by Seller shall be deleted from this Agreement (and shall become Excluded Assets and assigned to Seller or its nominee) and the Base Purchase Price shall be reduced by an amount equal to the Allocated Value of such selected affected property.

(e)
If the total amount of Title Defects and Environmental Defects is an amount equal to or greater than 20 percent of the Base Purchase Price, then either Seller or Purchaser may elect, in its sole discretion, to terminate this Agreement upon written notice to the other Party on or before April 28, 2008, and upon delivery of such notice this Agreement shall be void and of no further force or effect, except for the provisions of Section 5.7 (with respect to indemnification), Section 5.2(b) (but only to the extent of the confidentiality and indemnification provisions), Section 5.5 (with respect to the indemnification provisions) and Section 5.6 (regarding payment of expenses) and the Confidentiality Agreement.  In such case, Seller shall be free to immediately enjoy all rights of ownership and to sell, transfer, encumber or otherwise dispose of the Shares or any of the Company’s Oil and Gas Interests to any Person without any restriction under this Agreement.

(f)	The Company and Purchaser will reasonably cooperate with Seller after the Closing to cure Title Defects and Environmental Defects that Seller has elected to cure.

Section 5.11 Additional Adjustments to Base Purchase Price. In addition to any adjustments to the Base Purchase Price under Section 5.10, the Base Purchase Price will also be adjusted:

(a)	upward by any positive balance of Working Capital as of the Effective Date, or downward by any negative balance of Working Capital as of the Effective Date, as the case may be;

(b)
downward by the aggregate amount of (x) all outstanding Debt (other than Excluded Liabilities that may constitute Debt) that is not included as a current liability for purposes of calculating Working Capital and (y) all outstanding obligations, including obligations under letters of credit, under or relating to the Company Credit Agreement (including the fees and expenses of bank legal counsel in order to completely extinguish all outstanding obligations, terminate the facility and release Liens) as of the Effective Date;

(c)
upward by the amount of (i) cash consideration received by the Company after the Effective Date (net of expenses associated with such sale) with respect to the sale of Excluded Assets, to the extent not accrued as of the Effective Date and to the extent the cash is not distributed prior to the Closing Date, plus (ii) the income, net of associated expenses, attributable to the Excluded Assets after the Effective Date, to the extent not accrued as of the Effective Date and to the extent the cash is not distributed prior to the Closing Date;

(d)
upward by the value of all liquid Hydrocarbons in storage tanks above the pipeline connection at 7:00 a.m. (local time) on the Effective Date valued at market or contract price in effect as of the Effective Date after deducting royalty and tax obligations;

(e)
downward by the aggregate amount of all interest paid by the Company after the Effective Date and prior to Closing for long term debt set forth on the unaudited consolidated financial statements of the Company and the Subsidiaries as of December 31, 2007 (the “December 31 Financial Statements”), except to the extent accrued as a current liability on the December 31 Financial Statements;

(f)
downward by the aggregate amount of fees and expenses paid or payable by the Company to Richardson Barr & Co., and the Company's other advisors and representatives, including legal counsel, in connection with the transactions contemplated by this Agreement, to the extent not accrued or paid prior to the Effective Date;

(g)	downward by one-half of the aggregate amount of the cost to unwind and terminate the Company's Product Hedging Contracts in accordance with Section 5.19;

(h)
downward by the sum of all cash amounts expended (including capitalized expenditures) on the Excluded Liabilities and/or Excluded Assets between the Effective Date and the Closing Date, to the extent not accrued or paid prior to the Effective Date;

(i)
upward by the sum of all cash amounts received by the Company on account of, or in satisfaction of, the Excluded Assets between the Effective Date and the Closing Date, to the extent not accrued as of the Effective Date; and

(j)
downward by the sum of all cash amounts paid by the Company prior on or prior to Closing (whether or not approved by Purchaser) to any employee or consultant, that are in excess of base salaries, in consideration of the Closing or consideration of time served with existing management or otherwise.

Section 5.12  Purchase Price Calculation. No later than three business days before Closing, Seller will prepare and deliver to Purchaser a statement (the “Closing Statement”) setting forth the Base Purchase Price as adjusted pursuant to Section 5.6,Section 5.10 and Section 5.11.  If information disclosed by the audited financial statements of the Company for the year ended December 31, 2007 (which Seller anticipates having available on or before May 30, 2008) or other information becomes available that causes either Purchaser or Seller to determine that, on a “look-back” basis, the adjustments that should have been made to the Base Purchase Price as of the Closing Date pursuant to Sections 5.6, 5.10 and 5.11 (“Proposed Adjustments”) vary from the estimated amount set forth in the Purchase Price calculation pursuant to this Section 5.12 used to prepare the Closing Statement (the “Estimated Adjustments”), the Parties shall in good faith work together to reconcile any discrepancy between the Proposed Adjustments (including their respective views as to the Proposed Adjustments) and the Estimated Adjustments.  If the Parties have not agreed and entered into a cash settlement of  any such discrepancy within 120 days following the Closing Date, either Seller or Purchaser may instruct Accountant to review and determine what the final adjustments should have been pursuant to Sections 5.6, 5.10 and 5.11 (the “Final Adjustments”).  The Parties agree that Accountant’s review and determination of the Final Adjustments shall be conclusive, and Accountant’s fees associated with its review and determination of such Final Adjustments shall be paid one-half by Seller and one-half by Purchaser.  No later than three business days following the Accountant's determination of the Final Adjustments:  (a) if it is determined that, based upon the Final Adjustments, the Base Purchase Price was increased more than it should have been increased, or should have been decreased instead of increased (such amount, including both the erroneous increase and the amount that it should have been decreased is referred to as the “Excess”), Seller will pay to Purchaser an amount equal to the Excess; or (b) if it is determined that, based upon the Final Adjustments, the Base Purchase Price was decreased more than it should have been decreased, or should have been increased instead of decreased (such amount, including both the erroneous decrease and the amount it should have been increased is referred to as the “Shortfall”), Purchaser will pay to Seller an amount equal to the sum of the Shortfall.  Any Excess payable by Seller to Purchaser or any Shortfall payable by Purchaser to Seller will include interest on such amount computed  at six percent per annum from the Closing Date to the date of such payment.

Section 5.13    No Duplicate Adjustments.  Anything in this Agreement to the contrary notwithstanding: (a) an adjustment to the Base Purchase Price will only be made once for each item and no item will be included in more than one category; (b) Purchaser will only be entitled to one recovery for a matter which constitutes a Title Defect, an Environmental Defect or a breach of any of the provisions of this Agreement by Seller even if such matter breaches another provision of this Agreement; and (c) Purchaser may not assert a claim after the Closing for breach of this Agreement by Seller as to which Purchaser had knowledge prior to the Closing Date if such breach is based on an Environmental Defect or a Title Defect.

Section 5.14   Defects and Warranties Escrow Disbursements. All disbursements of the Defects and Warranties Escrow will be made pursuant to the terms of the Defects and Warranties Escrow Agreement.

         Section 5.15   Company Employees. Purchaser shall notify Seller within three business days of Closing as to which employees listed on Section 3.2(m) of the Company Disclosure Schedule that Purchaser intends to retain as employees of an entity of Purchaser, and Seller shall terminate all other employees of the Company on the Closing Date.  Purchaser shall, to the extent Purchaser is able to cause its existing insurance provider to administer the obligation, fulfill the coverage continuation obligations described in section 4980B of the Code and section 601 of ERISA (with respect to the Company) for a period of 18 months following the Closing for all of the employees of the Company and its Subsidiaries at the Closing Date; provided, that Purchaser is not required to bear the cost of such coverage but may charge such employees reasonable premiums with respect to such coverage.  If Purchaser is unable to cause its existing insurance provider to administer the obligations, and Section 4980B of the Code or Section 601 of ERISA actually applies to the Company, then Purchaser shall cause the Company to fulfill the coverage continuation obligations (as set forth above, including with respect to charging employees reasonable premiums with respect to such coverage), and any cost to the Company of continuing its insurance for such purposes shall be born equally by Seller and Purchaser.  Seller shall cause the Company to, and the Company shall, terminate its existing 401k plan on the Closing Date, effective 11:59 pm on the day prior to Closing.

Section 5.16  Termination of Company Credit Agreement.  Purchaser shall use all commercially reasonable efforts to make arrangements with  the lender under the Company Credit Agreement so that concurrently with the Closing, with any associated payments, costs and fees incurred to be a reduction to the Purchase Price in accordance with Section 5.11,  (a) all outstanding letters of credit issued under the Company Credit Agreement are terminated (whether pursuant to replacement with letters of credit issued pursuant to Purchaser's credit agreement or otherwise), (b) Purchaser pays in full the outstanding principal, interest, fees and expenses due on loans outstanding under the Company Credit Agreement, and (c) all Liens held by the agent or lender under the Company Credit Agreement are released and terminated.  Seller shall use all commercially reasonable efforts to cause the lender under the Company Credit Agreement to deliver to Purchaser, at least five days prior to Closing, a payoff letter, in terms reasonably satisfactory to Purchaser, that reflects that, upon payment in full of a specified or easily calculated/quantifiable amount as of the Closing Date, all debt, fees and expenses due and owing under the Company Credit Agreement will be fully discharged and all Liens held by the agent or lender under the Company Credit Agreement will be released and terminated.

Section 5.17   Excluded Assets/Excluded Liabilities.  Prior to or at the Closing, the Excluded Assets will be (a) distributed by the Company to Seller or its nominee or otherwise transferred to Seller or its nominee or their nominee(s); and (b) all Excluded Liabilities will be assumed by Seller or its nominee.

If any of the Company's Accounts Receivable included in the December 31 Financial Statements have not been collected on or before the Closing Date, the Company shall assign all such Accounts Receivable (but only to the extent of the uncollected portion thereof) to Seller or its nominee, and such assigned Accounts Receivable shall become Excluded Assets and will therefore not be included in the calculation of Working Capital as of the Effective Date.

Purchaser (and the Company) covenant and agree that on and after the date of Closing they will, and will cause the Subsidiaries to, cease using the name “Stanolind” and that, no later than 90 days following the Closing, they will file or cause to be filed amendments to the Company and the Subsidiaries respective Certificates of Incorporation reflecting such name changes with the Delaware Secretary of State or other state of domicile and make such filings as may be appropriate reflecting such name changes with the states and in the counties in which they continue to do business.  Purchaser will notify Seller upon filing the amendments.  After the Closing, the name “Stanolind” shall be considered an Excluded Asset.

All liabilities under that certain employment letter agreement with Martin Schattle, as disclosed in the Company Disclosure Schedule, shall be considered Excluded Liabilities.

If any penalty is owed, or other liability is created, on account of the delinquent New Mexico income tax filings disclosed in the Company Disclosure Schedule, such liability or penalty shall be born by Seller as an Excluded Liability.

None of the representations or warranties set forth in this Agreement nor any of the other provisions of this Agreement shall be applicable to the Excluded Assets or Excluded Liabilities.  Any receipts or payments made on account of the Excluded Assets and Excluded Liabilities after the Effective Date but prior to the Closing Date shall be adjustments to the Base Purchase Price as set forth in Section 5.11.  Notwithstanding the fact that Section 5.12 calls for a Final Settlement of all adjustments set forth in Section 5.11 within a prescribed period after the Closing Date, both Parties agree to work together to ensure that all cash collections on account of Excluded Assets and cash payments on account of all Excluded Liabilities are properly credited to Seller’s account and satisfied by Seller.  In furtherance of this agreement, Seller agrees to reimburse Purchaser, within a reasonable amount of time, for Purchaser’s satisfaction of Excluded Liabilities, and Purchaser agrees to remit to Seller, within a reasonable amount of time, all dollars collected on Excluded Assets.

            Section 5.18    Covenant on SEC Compliance.   To the extent reasonably necessary for Purchaser or its parent company to comply with Purchaser’s or its parent company’s tax and financial reporting requirements pursuant to rules and regulations of the SEC (including Regulation S-X) in connection with any registration statement or other filing made by Purchaser or its parent company under the Securities Act, Seller shall, from Closing through the 180th day following the Closing Date, make available to Purchaser or its parent company (at the cost and expense of Purchaser) and its registered independent auditors such information (including revenues and operating expenses, property detail, standardized measure data, reserve information and other financial information) as Seller or any of its Affiliates may have in its possession or control relating to the assets of the Company and its Subsidiaries and the operations thereof for a period not exceeding the three year period ended December 31 prior to the Effective Date. Seller shall use its commercially reasonable efforts to cause the independent public accountants of the Company and its Subsidiaries to provide any consent necessary for the filing of financial statements with the SEC and to provide such customary representation letters as are necessary in connection therewith.

            Section 5.19    Unwinding of Product Hedging Contracts.  As soon as practicable following the execution of this Agreement by all Parties, the Company and Purchaser shall enter into good faith negotiations with respect to the Company entering into new Product Hedging Contracts on mutually acceptable terms. If Purchaser and Seller are able to reach a mutually acceptable agreement with respect thereto, the existing Product Hedging Contracts shall be unwound, the cost of which shall be borne one-half by Purchaser and one-half by Seller.

            Section 5.20   Indemnification.

(a)
Seller shall indemnify, defend and hold harmless Purchaser against any Damages incurred or suffered as a result of or arising out of (i) the failure of any representation or warranty made by Seller or the Company in Article II and Article III or in any certificate or document delivered by Seller or the Company pursuant to this Agreement to be true and correct as of the date of this Agreement and as of the Closing Date (as if made on and as of the Closing Date), (ii) the breach of any covenant or agreement made or to be performed by Seller pursuant to this Agreement, and (iii) the Excluded Liabilities; provided, however, that Seller shall not be liable under this Section 5.20(a)(i) unless the amount of Damages with respect to a claim (or group of related claims that result from substantially the same circumstance) exceeds $25,000 (the “De Minimus Threshold”); provided, further, that Seller shall not be liable under this Section 5.20(a)(i) unless the aggregate amount of Damages exceeds $500,000 (not counting any claim or group of related claims that do not exceed the De Minimus Threshold) and then to the extent of such Damages exceeding such amount.

(b)
Notwithstanding anything herein to the contrary, (i) Seller's aggregate liability under Section 5.20(a)(i) and Section 5.20(a)(ii) shall not exceed, in the aggregate, an amount equal to the amount then held in the Defects and Warranties Escrow for any and all claims made hereunder and (ii) for purposes of determining whether or not a representation or warranty of Seller and/or the Company in Article II and/or Article III or in any certificate or document delivered by Seller or the Company pursuant to this Agreement has failed to be true and correct (and for purposes of determining the requisite measure of resulting Damages), any materiality, Material Adverse Effect or dollar limitation or qualification in a particular representation/warranty shall be disregarded.

(c)
Purchaser shall indemnify, defend and hold harmless the Company and Seller against Damages incurred or suffered as a result of or arising out of (i) the failure of any representation or warranty made by Purchaser in Article IV or in any certificate or document delivered by Purchaser pursuant to this Agreement to be true and correct as of the date of this Agreement and as of the Closing Date (as if made on and as of the Closing Date), and (ii) the breach of any covenant or agreement made or to be performed by Purchaser pursuant to this Agreement.

(d)
Payments of all amounts owing by an Indemnifying Party under this Section 5.20 through and including Section 5.26 shall take into account and be appropriately reduced by amounts actually received by the Indemnified Party under insurance, indemnification, contribution, reimbursement or similar contracts.

            Section 5.21  Indemnification Procedures.

(a)
If any Party who or which is entitled to seek indemnification under Section 5.20 (an “Indemnified Party”) receives notice of the assertion or commencement of any Third Party Claim against such Indemnified Party with respect to which the Party against whom or which such indemnification is being sought (an “Indemnifying Party”) is obligated to provide indemnification under this Agreement, the Indemnified Party will give such Indemnifying Party reasonably prompt written notice thereof, but in any event not later than 30 days after receipt of such written notice of such Third Party Claim.  Such notice by the Indemnified Party will describe the Third Party Claim in reasonable detail, will include copies of all available material written evidence thereof and will indicate the estimated amount, if reasonably estimable, of the Damages that have been or may be sustained by the Indemnified Party.  The Indemnifying Party will have the right to participate in, or, by giving written notice to the Indemnified Party, to assume, the defense of any Third Party Claim at such Indemnifying Party’s own expense and by such Indemnifying Party’s own counsel (which will be reasonably satisfactory to the Indemnified Party), and the Indemnified Party will cooperate in good faith in such defense.

(b)
If, within 30 days after giving notice of a Third Party Claim to an Indemnifying Party pursuant to Section 5.21(a), an Indemnified Party receives written notice from the Indemnifying Party that the Indemnifying Party has elected to assume the defense of such Third Party Claim as provided in the last sentence of Section 5.21(a), the Indemnifying Party will not be liable for any legal expenses subsequently incurred by the Indemnified Party in connection with the defense thereof; provided, however, that if the Indemnifying Party fails to take reasonable steps necessary to defend diligently such Third Party Claim within 20 days after receiving written notice from the Indemnified Party, the Indemnified Party may assume its own defense, and the Indemnifying Party will be liable for all reasonable costs and expenses paid or incurred in connection therewith; provided, however, that the Indemnifying Party shall not be liable for the costs and expenses of more than one counsel for all Indemnified Parties in any one jurisdiction.  Without the prior written consent of the Indemnified Party, the Indemnifying Party will not enter into any settlement of any Third Party Claim which would lead to liability or create any financial or other obligation on the part of the Indemnified Party for which the Indemnified Party is not entitled to indemnification hereunder, or which provides for injunctive or other non-monetary relief applicable to the Indemnified Party, or does not include an unconditional release of all Indemnified Parties.  If a firm offer is made to settle a Third Party Claim without leading to liability or the creation of a financial or other obligation on the part of the Indemnified Party for which the Indemnified Party is not entitled to indemnification hereunder and the Indemnifying Party desires to accept and agree to such offer, the Indemnifying Party will give written notice to the Indemnified Party to that effect.  If the Indemnified Party fails to consent to such firm offer within 10 days after its receipt of such notice, the Indemnified Party may continue to contest or defend such Third Party Claim and, in such event, the maximum liability of the Indemnifying Party as to such Third Party Claim will not exceed the amount of such settlement offer.  The Indemnified Party will provide the Indemnifying Party with reasonable access during normal business hours to books, records and employees of the Indemnified Party necessary or desirable in connection with the Indemnifying Party’s defense of any Third Party Claim which is the subject of a claim for indemnification by an Indemnified Party hereunder.

(c)
Any claim by an Indemnified Party on account of Damages which does not result from a Third Party Claim (a “Direct Claim”) will be asserted by giving the Indemnifying Party written notice thereof. Such notice by the Indemnified Party will describe the Direct Claim in reasonable detail, will include copies of all available material written evidence thereof and will indicate the estimated amount, if reasonably practicable, of Damages that has been or may be sustained by the Indemnified Party.  The Indemnifying Party will have a period of 30 days within which to respond in writing to such Direct Claim. If the Indemnifying Party does not so respond within such 30 day period, the Indemnifying Party will be deemed to have rejected such Direct Claim, in which event the Indemnified Party will be free to pursue such remedies as may be available to the Indemnified Party on the terms and subject to the provisions of this Agreement.

(d)
A failure to give timely notice or to include any specified information in any notice as provided in Section 5.21(a), Section 5.21(b) or Section 5.21(c) (in contrast to the notice deadlines in Section 5.20) shall not affect the rights or obligations of any Party, except and only to the extent that, as a result of such failure, any Party which was entitled to receive such notice was deprived of its right to recover any payment under its applicable insurance coverage or was otherwise materially prejudiced as a result of such failure.

            Section 5.22  Payment of Indemnification Payments. Any and all Damages payable by Seller or the Company hereunder shall first be paid or otherwise satisfied by a payment of funds pursuant to the Defects and Warranties Escrow.

            Section 5.23       No Consequential Damages. Notwithstanding any other provision of this Agreement, no Indemnified Party shall be entitled to any consequential damages, including exemplary, punitive, incidental, indirect or special damages (collectively, “Excluded Damages”) suffered by an Indemnified Party except to the extent such Excluded Damages were incurred by a Third Party and are the subject of a Third Party Claim asserted by that Third Party after the Closing Date, and Purchaser hereby releases Seller and the Company, and Seller and the Company hereby release Purchaser, in each case, to the fullest extent applicable Law permits, from liabilities for all Excluded Damages.

            Section 5.24       Scope of Representations and Warranties of Seller and the Company. Purchaser acknowledges that, except as expressly provided in this Agreement, neither Seller nor the Company has made, and Seller and the Company hereby expressly disclaim and negate, and Purchaser hereby expressly waives, any representation or warranty, express, implied, at common law, by statute or otherwise relating to, and Purchaser hereby expressly waives and relinquishes any and all rights, claims and causes of action against Seller, the Company and their representatives in connection with the accuracy, completeness or materiality of any information, data or other materials (written or oral), heretofore furnished to Purchaser and its representatives by or on behalf of Seller and/or the Company. Except as expressly provided in this Agreement, Seller and the Company expressly disclaim and negate, and Purchaser hereby waives, as to personal property, equipment and fixtures constituting a part of the assets owned or operated by the Company (a) any implied or express warranty of merchantability, (b) any implied or express warranty of fitness for a particular purpose, (c) any implied or express warranty of conformity to models or samples of materials, (d) any rights of purchasers under appropriate legal requirements to claim diminution of consideration, (e) any claims by Purchaser for damages because of any latent or patent defects or other defects, whether known or unknown and (f) any and all implied warranties existing under applicable legal requirements. Seller, the Company and Purchaser agree that, to the extent required by applicable legal requirements to be effective, the disclaimers of the warranties contained in this Section 5.24 are “conspicuous.”

            Section 5.25  Mitigation of Damages/Minimization of Claim. Purchaser, Seller and Company agree to use reasonable commercial efforts (a) to resolve all Third Party Claims and Direct Claims for which indemnification is sought under Section 5.20 through and including Section 5.26 on the lowest-cost basis that complies with the requirements of applicable laws and this Agreement and (b) to mitigate the costs and expenses of, as well as any Damages arising out of, any Third Party Claim or Direct Claim.

            Section 5.26  Remedy. Notwithstanding any other provisions of this Agreement to the contrary, after the Closing, Purchaser's sole and exclusive remedy with respect to, arising out of, or resulting from this Agreement (including for any inaccuracy of any representation or warranty or any failure or breach of any covenant, obligation, condition or agreement contained in this Agreement) shall be to exercise Purchaser's rights (without duplication) as provided for in Section 5.14, this Section 5.20 through and including Section 5.26 and the Escrow Agreement; provided, however, that the foregoing shall not (i) limit the rights of Purchaser to seek any equitable remedy available to enforce its rights under this Agreement or (ii) limit the right of Purchaser to seek any available remedy for fraud. Purchaser covenants and agrees that, following the Closing, it shall not seek or assert any other remedy hereunder, other than any equitable remedy available to enforce its rights under this Agreement and its right to seek any available remedy for fraud. Purchaser specifically waives and releases Seller and the Company from any liability and any rights it might otherwise have pursuant to law other than any liability arising from fraud.

ARTICLE VI
CONDITIONS

Section 6.1  Conditions to Each Party’s Obligation to Proceed with Closing. The respective obligations of each Party to proceed with Closing shall be subject to the satisfaction, at or prior to the Closing Date, of the following conditions:

(a) Approvals. All filings required to be made prior to the Closing with, and all consents, approvals, permits and authorizations required to be obtained prior to the Closing from, any Governmental Authority or other Person in connection with the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby by the Parties shall have been made or obtained (as the case may be), except where the failure to obtain such consents, approvals, permits and authorizations would not have a Material Adverse Effect on the Company or its Subsidiaries, on Seller, or on Purchaser and its Subsidiaries, as the case may be, or would not materially adversely affect the consummation of the transactions contemplated by this Agreement.

(b) No Injunctions or Restraints. No temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the transactions contemplated by this Agreement shall be in effect; provided, however, that prior to invoking this condition, each Party shall use all reasonable efforts to have any such decree, ruling, injunction or order vacated, and, if necessary, the Closing shall be delayed for up to 30 days while such efforts are taking place.

Section 6.2  Conditions to Obligations of Purchaser. The obligation of Purchaser to proceed with Closing is subject to the satisfaction of the following conditions, any or all of which may be waived in whole or in part by Purchaser:

(a) Representations and Warranties. The representations and warranties of Seller set forth in Article III shall be true and correct in all material respects as of the Closing Date as though made on and as of that time (except that any such representation and warranty which  expressly relates only to an earlier date shall be true and correct on the Closing Date as of such earlier date and any representation and warranty that is made subject to a materiality qualification shall not be subject to such qualification for purposes of making this determination), and Purchaser shall have received a certificate signed by a Responsible Officer of Seller to such effect.  The representations and warranties of the Company set forth in Article III shall be true and correct in all material respects as of the Closing Date as though made on and as of that time (except that any such representation and warranty which expressly related only to an earlier date shall be true and correct on the Closing Date as of such earlier date and any representation and warranty that is made subject to a materiality qualification shall not be subject to such qualification for purposes of making this determination), and Purchaser shall have received a certificate signed by a Responsible Officer of the Company to such effect; provided, however, that the condition set forth in this Section 6.2(a) shall not be applicable to the representation and warranty regarding Environmental Matters in Section 3.2(s) (which representation and warranty is addressed in Section 5.10).

(b)    Performance of Covenants and Agreements. Seller shall have performed in all material respects all covenants and agreements required to be performed by it under this Agreement at or prior to the Closing Date, and Purchaser shall have received a certificate signed by a Responsible Officer of Seller to such effect. The Company shall have performed in all material respects all covenants and agreements required to be performed by it under this Agreement at or prior to the Closing Date, and Purchaser shall have received a certificate signed by a Responsible Officer of the Company to such effect.

            (c)    Escrow Agreement.  The Defects and Warranties Escrow Agreement shall have been executed and delivered by the parties thereto (other than Purchaser).

                   (d)            Goodwill Protection Agreements.  Each of Randy L. Stevens, Michael L. Stewart, J. David Farmer, and William L. Porter shall have executed and delivered a Goodwill Protection Agreement in substantially the forms attached hereto as Exhibit B.

                          (e)            Transition Services Agreements.  Seller and the Company shall have executed a master service agreement as pertains to the Company’s use of Seller’s pulling units, in a form mutually agreed upon with an initial term of 12 months and pricing as set forth on Section 6.2(e) of the Company Disclosure Schedule.  Such master service agreement shall provide to the Company the right to use, but not the obligation to use, one or more of the three pulling units that are included in the Excluded Assets, and shall provide that if the Company has availed itself of a particular pulling unit, then the Company shall be allowed continual use of such pulling unit (without interruption for other jobs of third parties) until the point at which the Company releases the pulling unit; provided, however, that the Company shall be allowed up to 7 consecutive business days (which consist of the 5 work days, and not the 2 weekend days, in each week) of standy day rate payments of $2,850 per day without it being deemed release.  The master service agreement shall also provide that the Company can gain/re-gain the use of any pulling unit by sending a notice to the Seller (or the then current owner of the pulling units) and the pulling unit shall be moved to the Company’s identified location immediately after completion of the project (and not the entire job) on which it is then located, and the project will be defined, with a definite ending point, by Seller (or the then current owner of the pulling units) at the time of such notice.  The obligations of Seller under this master service agreement shall be assignable by Seller only with the consent of the Company, which will not be unreasonably withheld, conditioned or delayed, and shall provide the Company with a right of first refusal to purchase the pulling units if Seller determines to sell them.

In addition, each of Randy L. Stevens, Michael L. Stewart, J. David Farmer, and William L. Porter shall have entered into an agreement with the Company whereby each person agrees to provide the Company with transition assistance, as a consultant and not an employee, and agrees to be available to the Company for such purpose (for a reasonable amount of time) for six months, with the actual time spent on assisting the Company to be compensated at a nominal hourly rate.

Notwithstanding anything to the contrary in this Agreement, if Purchaser or Seller notifies the other in writing not less than one day prior to Closing that Seller's representations and warranties (other than title and environmental, which are handled by the defecting mechanism) set forth in this Agreement will not be true and correct in all material respects on and as of the Closing Date, in the alternative to terminating this Agreement as provided in Section 7.1, Purchaser will have the right, to the extent Purchaser determines in good faith that the loss in value due to such breach or change is $1,000,000.00 or less, to proceed with the Closing and pursue recovery for the loss attributable to such breach or change out of the Defects and Warranties Escrow as provided in Section 5.14. If Purchaser determines in good faith that the loss in value attributable to such breach or change is in excess of $1,000,000.00, and Purchaser and Seller acting in good faith are unable to mutually agree on an adjustment to the Base Purchase Price, Purchaser may waive such breach or change in excess of $1,000,000.00 and proceed with Closing or terminate this Agreement as provided in Section 7.1; provided that, if Purchaser proceeds with Closing as provided herein, any claims against the Defects and Warranties Escrow with respect to such representations or warranties the breach of which is discovered or disclosed at or prior to Closing will not exceed $1,000,000.00 in the aggregate.

Section 6.3  Conditions to Obligations of Seller. The obligation of Seller to proceed with Closing is subject to the satisfaction of the following conditions, any or all of which may be waived in whole or in part by Seller:

(a)    Representations and Warranties. The representations and warranties of Purchaser set forth in Article IV shall be true and correct in all material respects as of the Closing Date as though made on and as of that time (except that any such representations and warranties which expressly relate only to an earlier date shall be true and correct on the Closing Date as of such earlier date), and Seller shall have received a certificate signed by a Responsible Officer of Purchaser to such effect.

(b)    Performance of Covenants and Agreements. Purchaser shall have performed in all material respects all covenants and agreements required to be performed by it under this Agreement at or prior to the Closing Date, and Seller shall have received a certificate signed by a Responsible Officer of Purchaser to such effect.

               (c)            Escrow Agreement. The Defects and Warranties Escrow Agreement shall have been executed and delivered by the parties thereto (other than Seller).

ARTICLE VII
TERMINATION

Section 7.1  Termination Rights. This Agreement may be terminated at any time prior to the Closing:

(a)	By mutual written agreement of Purchaser and Seller;

(b)
By either Seller or Purchaser if (i) the Closing has not occurred by May 15, 2008 (provided, however, that the right to terminate this Agreement pursuant to this clause (i) shall not be available to any Party whose breach of any representation or warranty or failure to perform any covenant or agreement under this Agreement (which, in the case of Seller, shall include breach or failure by the Company) has been the cause of or resulted in the failure of Closing to occur on or before such date); or (ii) any Governmental Authority shall have issued an order, decree or ruling or taken any other action permanently restraining, enjoining or otherwise prohibiting Closing and such order, decree, ruling or other action shall have become final and nonappealable (provided, however, that the right to terminate this Agreement pursuant to this clause (ii) shall not be available to any Party until such Party has used all reasonable efforts to remove such injunction, order or decree and such efforts may continue up to 30 days after the Closing Date);

(c)
By Purchaser if Seller has failed to comply in any material respect with any of Seller’s covenants or agreements contained in this Agreement and (x) such failure has not been cured within 10 business days after notice and demand for cure thereof, and (y) such failure is not on account of the failure of a condition to Seller's obligations set forth in Section 6.3(b);

(d)
By Seller if Purchaser has failed to comply in any material respect with any of Purchaser's covenants or agreements contained in this Agreement and (x) such failure has not been, or cannot be, cured within 10 business days after notice and demand for cure thereof, and (y) such failure is not on account of the failure of a condition to Purchaser’s obligations set forth in Section 6.2(b); or

(e)	By Seller or Purchaser if the total amount of Title Defects and Environmental Defects is an amount equal to or greater than 20 percent of the Base Purchase Price.

Section 7.2  Effect of Termination. If this Agreement is terminated by either Seller or Purchaser pursuant to the provisions of Section 7.1, this Agreement shall forthwith become void without liability to any Party to this Agreement except for, and there shall be no further obligation on the part of any Party or its respective Affiliates except pursuant to, the provisions of Section 2.2 (with respect to the Earnest Money Escrow funds), Section 5.7 (with respect to the indemnification provisions contained therein), Section 5.2(b) (but only to the extent of the confidentiality and indemnification provisions contained therein), Section 5.5 (with respect to the confidentiality provisions contained therein) and Section 5.6 (regarding payment of expenses) and the Confidentiality Agreement (all of which provisions shall continue pursuant to their terms); provided, however, subject to the provisions of Section 2.2, that a termination of this Agreement shall not relieve any Party from any liability for damages incurred as a result of a breach by such Party of its covenants, agreements or other obligations hereunder occurring prior to such termination; and provided further, in no event will any Party be liable to any other Party for incidental, consequential, exemplary, punitive or special damages of any kind or for lost or imputed profits.  Upon such termination, Seller shall be free to immediately enjoy all rights of ownership and to sell, transfer, encumber or otherwise dispose of the Shares or any of the Company’s Oil and Gas Interests to any other Person without any restriction under this Agreement. Except as specifically provided in Section 7.3, upon termination of this Agreement the Earnest Money Escrow funds will be paid to Purchaser.

Section 7.3 Default.  If any Party fails to perform any obligation contained in this Agreement, the Party claiming default will serve written notice to the other Party or Parties specifying the nature of such default and demanding performance.  If such a default by Seller has not been cured within 10 business days after receipt of such default notice, Purchaser will be entitled to (a) receive the Earnest Money Escrow funds or (b) exercise all remedies arising at law or in equity by reason of such default, including specific performance of this Agreement.  If Purchaser breaches this Agreement by failing or refusing to close the transaction contemplated hereby on the Closing Date in accordance with the terms hereof and each of the conditions contained in Section 6.1 and Section 6.2(a)(b) and (c) has been either fulfilled in all material respects or waived in writing by Purchaser, the Earnest Money Escrow funds and all interest earned thereon will be paid to Seller as liquidated damages in lieu of all other damages (and as Seller's sole remedy in such event).  The Parties hereby acknowledge that the extent of damages to Seller occasioned by such failure or refusal by Purchaser would be impossible or extremely impractical to ascertain and that the amount of the Earnest Money Escrow is a fair and reasonable estimate of such damages under the circumstances, and that such a retention of the Earnest Money Escrow does not constitute a penalty.  If the Closing does not occur and the Earnest Money Escrow funds are not paid to Seller pursuant to the foregoing provisions of this Section 7.3, the Earnest Money Escrow funds and any interest earned thereon shall be returned to Purchaser.

Section 7.4    Arbitration.  Any dispute under this Agreement not involving a Title Defect or an Environmental Defect will be submitted to binding arbitration to be conducted in Dallas, Texas, in accordance with the Commercial Arbitration Rules of the American Arbitration Association, except that there will be one arbitrator selected by Purchaser, one arbitrator selected by Seller and a third arbitrator selected by those two arbitrators.  The arbitrators will be instructed and empowered to take reasonable steps to expedite the arbitration and the arbitrators' judgment will be final and binding upon the Parties subject solely to challenge on the grounds of fraud or gross misconduct. Judgment upon any verdict in arbitration may be entered in any court of competent jurisdiction.  Unless otherwise expressly set forth in this Agreement, the procedures specified in this Section 7.4 will be the sole and exclusive procedures for the resolution of disputes and controversies between the Parties arising out of or relating to this Agreement.  Notwithstanding the foregoing, a Party may seek a preliminary injunction or other provisional judicial relief if in such Party's judgment such action is necessary to avoid irreparable damage or to preserve the status quo. The costs of the arbitrators shall be paid one-half by Seller and one-half by Purchaser.

ARTICLE VIII
TAXES

            Section 8.1   Tax Matters.

(a)
Purchaser shall prepare and file, or cause to be prepared and filed, the federal income Tax Return for the short period that ends on the Closing Date. Purchaser shall also prepare and file the federal and state income Tax Returns for the Company for the 2007 taxable year. Seller shall pay Purchaser the excess, if any, of the Taxes due on such 2007 Tax Returns over the accrual for such Taxes on the Closing Statement at least five days before the due date for such Tax Returns. Seller shall provide Purchaser with all information reasonably necessary to prepare all Tax Returns with respect to the Company due after the Closing Date. Purchaser shall prepare such Tax Returns in a manner reasonably consistent with the Company’s past practice.  Purchaser shall provide Seller with copies of such Tax Returns at least 15 days prior to the due date (as may be extended) for the filing of such Tax Returns for Seller’s review and comment.  Purchaser shall consider comments received from Seller prior to the due date of such Tax Returns in good faith.

(b)
Seller shall control and bear the cost of any audit or contest with respect to income Taxes of the Company for periods ended prior to the Effective Time. Purchaser shall control and bear the cost of any other audit or contest. Purchaser, the Company and its Subsidiaries, and Seller shall cooperate fully, as and to the extent reasonably requested by the other Party, in connection with the filing of Tax Returns and any audit, litigation or other proceeding with respect to Taxes. Such cooperation shall include the retention and (upon the other Party’s request) the provision of records and information reasonably relevant to any such audit, litigation or other proceeding and making employees available without charge on a mutually convenient basis to provide additional information and explanation of any material provided hereunder.  The Company and its Subsidiaries, Seller, and Purchaser agree (i) to retain all books and records with respect to Tax matters pertinent to the Company and its Subsidiaries relating to any taxable period beginning before the Closing Date until expiration of the statute of limitations (and, to the extent notified by Purchaser or Seller, any extensions thereof) of the respective taxable periods, and to abide by all record retention agreements entered into with any taxing authority, and (ii) to give the other Party reasonable written notice prior to transferring, destroying or discarding any such books and records and, if the other Party so requests, the Company and its Subsidiaries or Seller, as the case may be, shall allow the other Party to take possession of such books and records.

(c)	Any transfer, sales, use or other similar Taxes resulting from the transactions contemplated by this Agreement shall be paid by Seller.

(d)
As part of the Excluded Liabilities, Seller shall be responsible for all Taxes attributable to the transfer of the Excluded Assets and attributable to income received by the Company from the Excluded Assets; however, the Taxes, if any, resulting from the transfer of the Excluded Assets shall only be considered an Excluded Liability to the extent of any remaining liability after utilization of the Company's available tax attribute carry forwards.

ARTICLE IX
MISCELLANEOUS

Section 9.1      Survival of Representations and Warranties.  Except as otherwise set forth in Section 3.2(jj) and Section 5.10(a), the representations and warranties of Seller, the Company and Purchaser contained in this Agreement or in any certificate or other writing delivered pursuant hereto or in connection herewith will survive the Closing but shall terminate 12 months after the Closing. Notwithstanding the immediately preceding sentence, any representation or warranty in respect of which indemnity may be sought under this Agreement will survive the time at which it would otherwise terminate pursuant to the immediately preceding sentence if written notice of the inaccuracy or breach thereof giving rise to such right of indemnity shall have been given to the Party against whom such indemnity may be sought prior to such time; provided, however, that the applicable representation or warranty will survive only with respect to the particular inaccuracy or breach specified in such written notice.  All covenants and agreements of the Parties contained in this Agreement, including those set forth in Section 5.7, Section 7.4, Section  9.1, Section  9.18 and Article IX, shall survive the Closing.

            Section 9.2    Amendment. This Agreement may not be amended except by a written instrument signed on behalf of each of the Parties.

    Section 9.3   Notices. Any notice or other communication required or permitted hereunder shall be in writing and either delivered personally, by facsimile transmission or by registered or certified mail (postage prepaid and return receipt requested) and shall be deemed given when received (or, if mailed, five business days after the date of mailing) at the following addresses or facsimile transmission numbers (or at such other address or facsimile transmission number for a Party as shall be specified by like notice):

(a)       If to Purchaser:

            Eagle Rock Energy Partners, L.P.
            Attn: Alfredo Garcia, SVP, Corporate Development
            16701 Greenspoint Park Drive, Suite 200
            Houston, Texas 77060
            Fax: 281-408-1302

            with a copy (which shall not constitute notice) to:

            Eagle Rock Energy Partners, L.P.
            Attn: Charles C. Boettcher, SVP and General Counsel
            16701 Greenspoint Park Drive, Suite 200
                           Houston, Texas 77060
            Fax: 281-408-1302

(b)       If to Seller or the Company:

            Stanolind Holdings, L.P.
            Attn: Randy L. Stevens
            2310 Stanolind Ave.
            Midland, Texas 79705
            Fax: 432-688-0057 (prior to Closing only)

with copies (which shall not constitute notice) to:

             Lynch, Chappell & Alsup, P.C.
            Attn: T. W. Ortloff
            300 N. Marienfeld, Suite 700
            Midland, Texas 79701
            Fax: (432) 683-2587

            Section 9.4      Counterparts. This Agreement may be executed in two or more counterparts, all of which shall be considered one and the same agreement and shall become effective when two or more counterparts have been signed by each of the Parties and delivered to the other Parties, it being understood that all Parties need not sign the same counterpart.

            Section 9.5      Severability. Any term or provision of this Agreement that is invalid or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, such provision shall be interpreted to be only so broad as is enforceable.

    Section 9.6 Entire Agreement; No Third Party Beneficiaries. This Agreement (together with the Confidentiality Agreement and the documents and instruments delivered by the Parties in connection with this Agreement): (a) constitutes the entire agreement and supersedes all other prior agreements and understandings, both written and oral, between or among the Parties with respect to the subject matter hereof; and (b) except as provided in Section 5.2 or Section 5.7, is solely for the benefit of the Parties and their respective successors, legal representatives and assigns and does not confer on any other Person any rights or remedies hereunder.  No Party is entering into this Agreement on a basis of any promise or representation other than those appearing within the four corners of this Agreement.

            Section 9.7   Applicable Law. This Agreement shall be governed in all respects, including validity, interpretation and effect, by the laws of the State of Texas regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof.

            Section 9.8   No Remedy in Certain Circumstances. Each Party agrees that, should any court or other competent authority hold any provision of this Agreement or part hereof to be null, void or unenforceable, or order any Party to take any action inconsistent herewith or not to take an action consistent herewith or required hereby, the validity, legality and enforceability of the remaining provisions and obligations contained or set forth herein shall not in any way be affected or impaired thereby, unless the foregoing inconsistent action or the failure to take an action constitutes a material breach of this Agreement or makes this Agreement impossible to perform, in which case this Agreement shall terminate pursuant to Article VII.  Except as otherwise contemplated by this Agreement, to the extent that a Party took an action inconsistent herewith or failed to take action consistent herewith or required hereby pursuant to an order or judgment of a court or other competent Governmental Authority, such Party shall not incur any liability or obligation unless such Party breached its obligations under Section 5.3 or did not in good faith seek to resist or object to the imposition or entering of such order or judgment.

            Section 9.9    Designation of Third Party in Event of Disagreement.  Whenever this Agreement provides that Seller and Purchaser shall submit a matter to a Third Party to be agreed upon by Seller and Purchaser, but Seller and Purchaser are unable to so agree, then one Third Party shall be selected by Seller, and one Third Party shall be selected by Purchaser and those two Third Parties shall then select a Third Party who shall act and serve as the sole Third Party for the purpose of resolving any matter required to be submitted to and determined by such Third Party.

            Section 9.10    Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the Parties (whether by operation of law or otherwise) without the prior written consent of the other Parties, except that (a) the Excluded Assets may be assigned by the Company and (b) Purchaser may assign, in its sole discretion, its rights, interests and obligations hereunder to any wholly-owned Subsidiary of Purchaser, provided that Purchaser shall notify Seller of any such assignment and remain responsible for all of Purchaser's obligations hereunder. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the Parties and their respective successors and assigns.

    Section 9.11     Waivers. At any time prior to the Closing, the Parties may, to the extent legally allowed: (a) extend the time for the performance of any of the obligations or other acts of the other Parties, (b) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto, and (c) waive performance of any of the covenants or agreements, or satisfaction of any of the conditions, contained herein. Any agreement on the part of a Party to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such Party. Except as provided in this Agreement, no action taken pursuant to this Agreement, including any investigation by or on behalf of any Party, shall be deemed to constitute a waiver by the Party taking such action of compliance with any representations, warranties, covenants or agreements contained in this Agreement. The waiver by any Party of a breach of any provision hereof shall not operate or be construed as a waiver of any prior or subsequent breach of the same or any other provisions hereof.

            Section 9.12 Confidentiality Agreement. The Confidentiality Agreement is hereby incorporated herein by reference and shall constitute a part of this Agreement for all purposes and shall remain in full force and effect following the execution of this Agreement until the earlier of the Closing or termination of the Confidentiality Agreement in accordance with its terms. Any and all information received by any Party pursuant to the terms and provisions of this Agreement shall be governed by the applicable terms and provisions of the Confidentiality Agreement.

            Section 9.13     Incorporation. Exhibits and Schedules referred to herein are attached to and by this reference incorporated herein for all purposes.

            Section 9.14 Cooperation After Closing. Each Party shall, at any time and from time to time after Closing, execute, acknowledge (where appropriate) and deliver such further instruments and documents and take such other action as may be reasonably requested by another Party in order to carry out the intent and purpose of this Agreement. Seller agrees that, upon receipt after Closing of checks, mail or other property or documents which are the property of the Company, Seller will promptly forward such items to the Company at Purchaser’s address as set forth in Section 9.3.

            Section 9.15 Mutual Release

(a)  Subject to the occurrence of the Closing and as of the Closing Date, Purchaser and the Company release and forever discharge Seller and its Affiliates and the shareholders, director, officers, agents, controlling persons, representatives, advisors and employees of Seller and its Affiliates, and their respective heirs, executors, administrators, successors and assigns, from any and all actions, causes of action, suits, debts, claims and demands of the Company or Purchaser, or their Affiliates, related to the Company (except for rights or obligations arising under this Agreement) that arise out of acts, events, conditions or omissions occurring or existing at any time prior to and including the Closing Date.

(b)  Subject to the occurrence of the Closing and as of the Closing Date, Seller releases and forever discharges Purchaser and the Company from any and all actions, causes of action, suits, debts, claims and demands of Seller or its Affiliates related to the Company (except for rights or obligations arising under this Agreement) that arise out of acts, events, conditions or omissions occurring or existing at any time prior to and including the Closing Date.

            Section 9.16      Fair Construction. This Agreement shall be deemed to be the joint work product of Purchaser and Seller without regard to the identity of the draftsperson, and any rule of construction that a document shall be interpreted or construed against the drafting Party shall not be applicable.

            Section 9.17     Schedules. Nothing in the Schedules, including the Company Disclosure Schedule, is intended to broaden the scope of any representation or warranty contained in this Agreement or to create any covenant unless clearly specified to the contrary herein. Inclusion of any item in the Schedules (a) does not represent a determination that such item is material nor shall it be deemed to establish a standard of materiality, (b) does not represent a determination that such item did not arise in the ordinary course of business, (c) does not represent a determination that the transactions contemplated by this Agreement require the consent of third parties, and (d) shall not constitute, or be deemed to be, an admission to any third party concerning such item. The Schedules include descriptions of instruments or brief summaries of certain aspects of the Company and its business and operations. The descriptions and brief summaries are not necessarily complete and are provided in the Schedules to identify documents or other materials previously delivered or made available.

            Section 9.18     Expiring Prospects and Expiring Leases.  Section 9.18 of the Company Disclosure Schedule sets forth a list of certain prospects and leases for oil and gas acreage that support each prospect, with each lease of oil and gas acreage identified to a particular prospect thereon and specifying the expiration date and other relevant terms (each prospect, an “Expiring Prospect” and each lease, an “Expiring Lease”).  If at the expiration of 180 days following the Closing Date, the Company has not commenced drilling of a well in search of oil or natural gas with respect to a particular Expiring Prospect, has not extended a single Expiring Lease related to that Expiring Prospect, and any Expiring Lease related to that Expiring Prospect is set to expire within 210 days following the Closing Date, then at the time of such determination the Company shall automatically forfeit and relinquish any and all rights to such Expiring Prospect and to all related Expiring Leases, and from time to time, at Seller’s request, assign to Seller, or Seller’s nominee, all of Company’s leasehold rights in the Expiring Leases related to such Expiring Prospect, without reservation of any kind and for $10 per lease.  Company’s obligations under this Section 9.18 will survive closing and will be incorporated in a separate document for execution at Closing.  If at any time for the period from 210 days following the Closing Date and continuing thereafter, the Company has not commenced drilling of a well in search of oil or natural gas with respect to a particular Expiring Prospect, has not extended a single Expiring Lease related to that Expiring Prospect, and any Expiring Lease related to that Expiring Prospect is set to expire within the subsequent 180 day period, then at the time of such determination the Company shall automatically forfeit and relinquish any and all rights to such Expiring Prospect and to all related Expiring Leases, and from time to time, at Seller's request, assign to Seller, or Seller's nominee, all of Company's leasehold rights in the Expiring Leases related to such Expiring Prospect, without reservation of any kind and for $10 per lease.

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed by their duly authorized representatives, as of the date first written above.

                                                  Purchaser

                                                                 EAGLE ROCK ENERGY PARTNERS, L.P.

                                                                 By: Eagle Rock Energy GP, L.P.

                                                                 By: Eagle Rock Energy G&P, LLC

                            By:                   /s/ Joseph A. Mills
                                                                 Name:              Alfredo Garcia
                                                                 Title:                Chief Executive Officer

                                                                 Seller

                                                                 STANOLIND HOLDINGS, L.P.

                                                                 By: Stanolind GP, LLC, its general partner

                                                                 By:                   /s/ Randy L. Stevens
                                                                 Name:              Randy L. Stevens
                                                                 Title:                President

                                                                 Company

                                                  STANOLIND OIL AND GAS CORP.

                                                                 By:                   /s/ Randy L. Stevens
                                                                 Name:             Randy L. Stevens
                                                                 Title:               President